FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2019

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Relevant information report relating to the new organisational structure of the Group.

2	Presentation on 2018 and Q1’19 income statement and balance sheet according to the new reporting structure.

Item 1

Banco Santander, S.A., pursuant to the provisions of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby announces the following:

RELEVANT INFORMATION

Attached is a presentation containing selected quarterly consolidated financial information by segments for 2018 and the first quarter of 2019 which has been prepared following the new organisational structure of the Group as detailed below. The consolidated financial information for the second quarter of 2019 will be provided on this new basis and, therefore, the 2018 and first quarter of 2019 data are provided to allow better quarter-on-quarter and year-on-year comparability. The modification of this information provided by segments does not result in any alteration into the consolidated financial information of the Group, including its results and equity.

This new reporting is the result of the changes to the organisational structure announced at the Investor Day held on 3 April which led to the creation of three regions (Europe, North America and South America) as well as the following modifications to the perimeter of some countries: Santander UK whose perimeter has been aligned to the segregated model according to the requirements of the Banking Reform Act (Ring-fenced and Non Ring-fenced business), and Spain to the local customer related business (with the Boadilla Hub now included within the rest of Europe, the Real Estate Activity Spain unit included within Spain, and Openbank moved from Spain to a new Santander Global Platform area).

The Santander Global Platform (SGP) area has been created to consolidate all the global digital services (Openbank, Open Digital Services, Global Payments Services, and Digital Assets) under a single umbrella.

Regarding the secondary segments, the insurance business, previously included in Retail Banking, is now included in Wealth Management, which has been renamed Wealth Management & Insurance. Furthermore, changes related to the Global Customer Relationship Model have been made, with a recurring annual adjustment to the perimeter between Retail Banking, Santander Wealth Management & Insurance and Santander Corporate & Investment Banking. These changes do not impact the geographic businesses.

Boadilla del Monte (Madrid), 4 July 2019

Item 2

2018 and Q1’19 income statements and balance sheets according to the new reporting structure July 2019

2 Important information Non - IFRS and alternative performance measures In addition to the financial information prepared in accordance with International Financial Reporting Standards (“IFRS”), this presentation contains certain financial measures that constitute alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 (ESMA/ 2015 / 1415 en) and other non - IFRS measures (“Non - IFRS Measures”) . The financial measures contained in this presentation that qualify as APMs and non - IFRS measures have been calculated using the financial information from Santander Group but are not defined or detailed in the applicable financial reporting framework and have neither been audited nor reviewed by our auditors . We use these APMs and non - IFRS measures when planning, monitoring and evaluating our performance . We consider these APMs and non - IFRS measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period . While we believe that these APMs and non - IFRS measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute of IFRS measures . In addition, other companies, including companies in our industry, may calculate or use such measures differently, which reduces their usefulness as comparative measures . For further details of the APMs and non - IFRS Measures used, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see 2019 1 Q Financial Report, published as Relevant Fact on 30 April 2019 and 2018 Annual Financial Report, published as Relevant Fact on 28 February 2019 . These documents are available on Santander’s website ( www . santander . com ) . The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies . Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries . Forward - looking statements Santander cautions that this presentation contains statements that constitute “forward - looking statements” within the meaning of the U . S . Private Securities Litigation Reform Act of 1995 . Forward - looking statements may be identified by words such as “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “ target”, “goal”, “objective”, “estimate”, “future” and similar expressions . These forward - looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance and our shareholder remuneration policy . While these forward - looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations . The following important factors, in addition to those discussed elsewhere in this presentation, could affect our future results and could cause outcomes to differ materially from those anticipated in any forward - looking statement : (1) general economic or industry conditions in areas in which we have significant business activities or investments, including a worsening of the economic environment, increasing in the volatility of the capital markets, inflation or deflation, and changes in demographics, consumer spending, investment or saving habits ; (2) exposure to various types of market risks, principally including interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices ; (3) potential losses associated with prepayment of our loan and investment portfolio, declines in the value of collateral securing our loan portfolio, and counterparty risk ; (4) political stability in Spain, the UK, other European countries, Latin America and the US (5) changes in laws, regulations or taxes, including changes in regulatory capital or liquidity requirements, including as a result of the UK exiting the European Union and increased regulation in light of the global financial crisis ; (6) our ability to integrate successfully our acquisitions and the challenges inherent in diverting management’s focus and resources from other strategic opportunities and from operational matters while we integrate these acquisitions ; and (7) changes in our ability to access liquidity and funding on acceptable terms, including as a result of changes in our credit spreads or a downgrade in our credit ratings or those of our more significant subsidiaries . Numerous factors could affect the future results of Santander and could result in those results deviating materially from those anticipated in the forward - looking statements . Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward - looking statements .

3 Forward - looking statements speak only as of the date of this presentation and are based on the knowledge, information available and views taken on such date ; such knowledge, information and views may change at any time . Santander does not undertake any obligation to update or revise any forward - looking statement, whether as a result of new information, future events or otherwise . No offer The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander . Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this presentation . No investment activity should be undertaken on the basis of the information contained in this presentation . In making this presentation available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever . Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities . No offering of securities shall be made in the United States except pursuant to registration under the U . S . Securities Act of 1933 , as amended, or an exemption therefrom . Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U . K . Financial Services and Markets Act 2000 . Historical performance is not indicative of future results Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior period . Nothing in this presentation should be construed as a profit forecast . Important Information

4 Adapting our reporting to the new organisational structure and according to IFRS 8 requirements  3 regions : Europe, North America and South America  Converging the business model, the IT&Ops and shared services  UK aligned with ring - fencing structure and Spain with the local customer related business Main changes in the organisational structure 1  To accelerate progress towards the best open financial services platform  Our digital services are consolidated under a single unit - Openbank and Open Digital Services (ODS) - Global Payments Services - Digital Assets Creation of Santander Global Platform (SGP) 2

5 Global Divisions expenses Cost allocation to countries / Transfer SAN Digital Division expenses REST OF EUROPE “From 30 June on…” “Until now…” SAN Spain Openbank Hub Madrid 1 SAN Spain Platforms (ODS) 2 SAN UK Hub UK 1 (including London Branch) SAN UK Ring Fence CIB Rest of Europe WM Rest of Europe Real E state Spain Primary segments - Main changes in the organisational structure and creation of SGP These changes do not entail any alteration in the Group figures Santander Global Platform (Global Payments Services, Openbank, ODS 2 and Digital Assets 3 ) Hub UK 1 (including London Branch) Hub Madrid 1 SANTANDER GLOBAL PLATFORM (SGP) Real Estate Spain (1) CIB operating Hub: UK and Madrid (excluding structural liquidity, which is allocated in the Corporate Centre). (2) ODS ( Open Digital Services): technology company developing a new banking platform to be used by Openbank in its international expansion, and it can be used to serve third parties. (3) Centres of Expertise: Centres with global capabilities to drive digital transformation with tangible impact on the local businesses. Regarding the secondary segments, the insurance business , previously included in Retail Banking, is now included in the Wealth Management segment, which is renamed Wealth Management & Insurance. Furthermore Global Customer Relationship Model : recurring annual adjustment to the perimeter between Retail Banking, Santander Wealth Management and Insurance (WM&I) and Santander Corporate & Investment Banking (SCIB). These changes had no impact on the geographic businesse s. CORPORATE CENTRE Group’s holding entity and centralised activities CIB Rest of Europe WM Rest of Europe Digital Assets 3 (Centres of Expertise) Group’s holding entity and centralised activities

6 3 new regions: Europe, North America and South America Europe South America North America Mexico United States Brazil Chile Argentina Uruguay Peru Colombia SCF Spain SCF United Kingdom Portugal Poland Rest of Europe Regional structure 1

7 South America North America Europe Commercial Medium - term 2018 goals Loyal / Active customers Digital customers # of countries top3 in CSAT C/I RoTE 2 RoRWA 2 Financial New geographical areas. Key metrics 2018 and medium - term goals Key metrics Medium - term 2018 goals Medium - term 2018 goals 1 33% 40% 13Mn c.16Mn All Maintain 53% 47 - 49% 11% 12 - 14% 1.5% c.2% 27% 31% 4Mn c.7Mn 1 * Maintain 43% 39 - 41% 12% 1 14 - 16% 1 1.7% c.2% 27% 31% 15Mn c.20Mn 3 All 37% 33 - 35% 19% 20 - 22% 3.2% c.3.5% Targets published in the Investor Day adapted to the new geographic areas only. Group targets are unchanged. (*) US (SBNA): 9 th in 2018; medium - term target: peer average (1) Adjusted US for excess of capital (2) Underlying

8 RoTE (%) 20% >20% 10% 14 - 16% 16% 14 - 15% 9% 9 - 11% 20% 19 - 21% 8% 1 11 - 13% 1 18% 19 - 20% 12% 13 - 15% 13% 2 14 - 16% 2 Medium - term goals RoTE 2018 and medium - term goals by countries 2018 (1) Adjusted for excess of capital (2) Adjusted for excess of capital. Otherwise, RoTE in 2018 at 10% and medium - term goal 12 - 14%

2 Creation of Santander Global Platform (SGP)

Santander Global Platform (SGP)

A. Openbank	B. Global Payments Services	C. Digital Assets
Fully digital banking platform and value proposition in our existing markets and in new markets	*Payments platform to better serve existing and new customers with best-in-class value propositions developed globally*	*Our common digital assets and Centres of Digital Expertise help our banks in their digital transformation*
• Openbank • Open Digital Services (ODS)	• Superdigital • Pago FX • Global Merchant Services (GMS) • Global Trade Services (GTS)	• Digital assets – SaaS model[1] • Centres of Expertise[2] • InnoVentures

Santander

(1) SaaS: Software as a Service
(2) Contact Centre Digitalisation; Conversion Rate Optimisation; Machine Learning; ...

9

10 ■ Primary segments

11 Main differences in underlying p rofit of p rimary segments. Income statement of the Group does not change New criteria Previous criteria Difference UK Spain Rest of Europe SGP Corporate Centre Other countries 0 TOTAL GROUP 0 - 90 - 184 +324 - 54 +35 - 31 1,362 1,738 - 170 - - 1,721 1,272 1,554 154 - 54 - 1,686 SGP New criteria Previous criteria Difference - 17 - 47 +86 - 11 - 3 - 8 271 403 - 54 - - 514 254 356 32 - 11 - 517 0 2018 Q1’19 (1) SAN Hub UK (including London Branch) out of UK (in Rest of Europe) (2) Real Estate Spain unit included in SPAIN and exit of Openbank (to SGP) and Hub Madrid (to Rest of Europe) (3) Mainly from the inclusion of Hub UK (including London Branch) and Hub Madrid and the exclusion of Real Estate Spain unit and ODS (4) Cost from Centres of Expertise allocated to countries 1 2 3 4 EUR m illion

EUROPE (Europe vs Continental Europe + UK)

EUR million

	NEW					PREVIOUS					DIFFERENCES				
	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19
Underlying income statement															
Net interest income	3,502	3,508	3,562	3,631	3,561	3,511	3,518	3,572	3,642	3,571	(9)	(10)	(10)	(10)	(10)
Net fee income	1,372	1,382	1,354	1,327	1,327	1,373	1,383	1,355	1,331	1,326	(1)	(1)	(1)	(4)	1
Gains (losses) on financial transactions *	322	160	341	292	186	322	160	341	291	184	(0)	(0)	(0)	0	1
Other operating income	155	123	162	64	152	152	120	160	70	147	3	2	2	(6)	4
Total income	**5,352**	**5,173**	**5,419**	**5,314**	**5,225**	**5,358**	**5,182**	**5,429**	**5,333**	**5,229**	**(7)**	**(9)**	**(10)**	**(19)**	**(3)**
Administrative expenses and amortisations	(2,841)	(2,825)	(2,735)	(2,764)	(2,802)	(2,857)	(2,857)	(2,759)	(2,799)	(2,831)	16	32	24	36	29
Net operating income	**2,510**	**2,348**	**2,684**	**2,550**	**2,423**	**2,501**	**2,325**	**2,669**	**2,534**	**2,397**	**9**	**23**	**14**	**16**	**26**
Net loan-loss provisions	(457)	(403)	(406)	(306)	(457)	(456)	(403)	(407)	(307)	(456)	(0)	0	0	0	(1)
Other gains (losses) and provisions	(195)	(194)	(205)	(435)	(198)	(195)	(194)	(205)	(435)	(216)	1	0	1	0	19
Profit before tax	**1,859**	**1,751**	**2,072**	**1,809**	**1,768**	**1,849**	**1,728**	**2,057**	**1,792**	**1,725**	**10**	**23**	**15**	**17**	**44**
Tax on profit	(500)	(475)	(575)	(470)	(492)	(499)	(467)	(570)	(464)	(479)	(1)	(8)	(5)	(6)	(13)
Profit from continuing operations	**1,359**	**1,276**	**1,498**	**1,339**	**1,276**	**1,350**	**1,261**	**1,488**	**1,328**	**1,245**	**9**	**15**	**10**	**11**	**31**
Net profit from discontinued operations	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Consolidated profit	**1,359**	**1,276**	**1,498**	**1,339**	**1,276**	**1,350**	**1,261**	**1,488**	**1,328**	**1,245**	**9**	**15**	**10**	**11**	**31**
Non-controlling interests	(99)	(114)	(114)	(97)	(113)	(99)	(113)	(114)	(96)	(103)	(0)	(1)	(0)	(0)	(10)
Underlying attributable profit to the parent	**1,260**	**1,162**	**1,384**	**1,242**	**1,163**	**1,251**	**1,148**	**1,374**	**1,232**	**1,142**	**9**	**14**	**10**	**11**	**21**

	NEW					PREVIOUS					DIFFERENCES				
	Mar-18	Jun-18	Sep-18	Dec-18	Mar-19	Mar-18	Jun-18	Sep-18	Dec-18	Mar-19	Mar-18	Jun-18	Sep-18	Dec-18	Mar-19
Balance sheet															
Loans and advances to customers	631,798	634,893	631,215	639,966	655,947	631,928	635,086	633,231	640,304	656,389	(130)	(193)	(2,016)	(338)	(441)
Cash, central banks and credit institutions	171,923	177,456	176,126	172,298	181,638	168,317	183,083	178,768	182,656	185,613	3,606	(5,627)	(2,642)	(10,358)	(3,975)
Debt instruments	120,896	116,957	117,263	118,221	115,966	120,896	116,957	117,263	118,221	116,283	—	—	—	—	(318)
Other financial assets	58,931	58,070	54,857	49,263	54,448	59,033	58,209	54,990	49,410	54,600	(102)	(139)	(133)	(146)	(152)
Other asset accounts	47,670	46,748	45,850	40,989	44,790	47,278	46,372	45,495	40,650	44,948	391	375	355	339	(157)
Total assets	**1,031,217**	**1,034,124**	**1,025,312**	**1,020,737**	**1,052,789**	**1,027,451**	**1,039,708**	**1,029,748**	**1,031,240**	**1,057,832**	**3,765**	**(5,584)**	**(4,436)**	**(10,503)**	**(5,043)**
Customer deposits	565,239	570,881	569,779	571,834	587,365	572,427	578,359	577,546	580,118	596,168	(7,188)	(7,477)	(7,767)	(8,284)	(8,804)
Central banks and credit institutions	205,454	204,518	199,387	192,685	201,953	191,900	199,991	193,136	192,190	196,486	13,553	4,527	6,251	495	5,467
Marketable debt securities	122,816	123,570	125,483	129,574	129,147	122,816	123,570	125,483	129,574	129,147	—	—	—	(0)	—
Other financial liabilities	64,568	61,062	59,189	53,687	60,267	64,596	61,108	59,223	53,725	60,309	(27)	(46)	(34)	(39)	(42)
Other liabilities accounts	21,381	20,578	19,165	18,947	18,430	21,433	20,710	19,297	19,008	18,493	(51)	(133)	(133)	(61)	(62)
Total liabilities	**979,458**	**980,609**	**973,002**	**966,727**	**997,163**	**973,172**	**983,738**	**974,685**	**974,616**	**1,000,603**	**6,286**	**(3,129)**	**(1,683)**	**(7,889)**	**(3,441)**
Total equity	**51,758**	**53,515**	**52,309**	**54,010**	**55,627**	**54,279**	**55,970**	**55,062**	**56,624**	**57,229**	**(2,521)**	**(2,455)**	**(2,753)**	**(2,614)**	**(1,602)**
Pro memoria:															
Gross loans and advances to customers **	621,950	626,025	621,994	626,205	639,447	622,082	626,221	622,249	626,546	639,891	(133)	(196)	(255)	(341)	(445)
Customer funds	624,165	628,709	631,200	634,893	652,389	631,960	636,791	639,370	643,543	661,571	(7,795)	(8,082)	(8,170)	(8,650)	(9,183)
Customer deposits ***	541,435	545,985	547,586	557,122	569,699	548,623	553,463	555,353	565,406	578,503	(7,188)	(7,477)	(7,767)	(8,284)	(8,804)
Mutual funds	82,730	82,724	83,613	77,771	82,689	83,337	83,329	84,016	78,138	83,068	(607)	(605)	(403)	(367)	(379)

(*).- Includes exchange differences.
(**).- Excluding reverse repos.
(***).- Excluding repos.

Santander

12

13 (*).- Includes exchange differences. (**).- Excluding reverse repos. (***).- Excluding repos. Spain EUR million NEW PREVIOUS DIFFERENCES Q1'18 Q2'18 Q3'18 Q4'18 Q1'19 Q1'18 Q2'18 Q3'18 Q4'18 Q1'19 Q1'18 Q2'18 Q3'18 Q4'18 Q1'19 Underlying income statement Net interest income 969 1,026 1,044 1,054 1,009 1,037 1,058 1,116 1,150 1,098 (67) (32) (72) (96) (89) Net fee income 669 671 651 633 623 673 671 653 634 614 (4) (0) (2) (0) 9 Gains (losses) on financial transactions * 120 151 259 173 119 206 31 227 95 70 (86) 120 31 78 49 Other operating income 127 12 111 (56) 105 148 77 118 1 155 (20) (65) (7) (57) (50) Total income 1,885 1,860 2,065 1,804 1,857 2,063 1,837 2,114 1,880 1,938 (178) 23 (49) (75) (81) Administrative expenses and amortisations (1,112) (1,093) (1,065) (1,068) (1,025) (1,145) (1,123) (1,103) (1,110) (1,079) 33 30 37 42 55 Net operating income 773 767 1,000 737 832 918 714 1,012 770 858 (145) 53 (12) (33) (27) Net loan-loss provisions (217) (220) (213) (140) (242) (207) (196) (197) (129) (218) (10) (24) (16) (11) (25) Other gains (losses) and provisions (131) (102) (132) (60) (112) (104) (86) (102) (70) (97) (27) (15) (30) 10 (15) Profit before tax 425 446 655 537 478 608 432 713 571 544 (183) 13 (58) (34) (66) Tax on profit (99) (111) (169) (129) (122) (153) (107) (186) (139) (141) 54 (4) 17 10 20 Profit from continuing operations 326 335 486 408 356 455 326 526 432 403 (128) 9 (41) (24) (47) Net profit from discontinued operations — — — — — — — — — — — — — — — Consolidated profit 326 335 486 408 356 455 326 526 432 403 (128) 9 (41) (24) (47) Non-controlling interests (0) (0) (0) (0) 0 (0) (0) (0) (0) 0 (0) 0 0 0 — Underlying attributable profit to the parent 326 335 486 408 356 455 325 526 432 403 (128) 9 (41) (24) (47) NEW PREVIOUS DIFFERENCES Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Balance sheet Loans and advances to customers 201,232 202,351 197,144 196,101 194,308 219,222 217,754 212,247 206,776 207,417 (17,990) (15,403) (15,104) (10,676) (13,109) Cash, central banks and credit institutions 74,210 76,019 78,961 79,100 80,513 99,825 104,762 113,986 117,215 117,102 (25,615) (28,743) (35,025) (38,114) (36,589) Debt instruments 55,952 51,808 49,947 48,849 41,929 70,970 65,645 63,933 60,720 59,658 (15,018) (13,837) (13,986) (11,872) (17,729) Other financial assets 2,736 3,164 2,724 2,515 1,925 33,794 34,316 31,052 32,727 37,416 (31,057) (31,151) (28,328) (30,211) (35,491) Other asset accounts 27,183 26,351 27,198 22,436 24,712 21,074 20,209 21,251 16,644 20,906 6,109 6,141 5,948 5,792 3,806 Total assets 361,313 359,693 355,974 349,001 343,386 444,884 442,686 442,469 434,082 442,498 (83,571) (82,993) (86,495) (85,081) (99,112) Customer deposits 234,302 238,243 238,607 238,372 242,570 248,858 253,650 253,177 255,402 260,616 (14,555) (15,407) (14,569) (17,030) (18,046) Central banks and credit institutions 69,805 64,964 61,076 56,062 46,692 103,655 97,122 101,307 93,854 98,591 (33,850) (32,158) (40,231) (37,792) (51,899) Marketable debt securities 24,967 24,185 23,527 24,628 23,386 24,998 24,196 23,544 24,608 23,369 (31) (10) (16) 20 16 Other financial liabilities 7,302 7,416 9,236 6,216 8,027 40,846 41,520 39,246 35,054 37,034 (33,544) (34,105) (30,010) (28,838) (29,008) Other liabilities accounts 10,113 9,937 8,940 8,916 7,491 10,205 10,004 9,031 8,878 7,468 (92) (66) (92) 38 24 Total liabilities 346,490 344,745 341,387 334,193 328,166 428,562 426,491 426,305 417,796 427,078 (82,073) (81,746) (84,918) (83,602) (98,912) Total equity 14,823 14,948 14,587 14,807 15,220 16,322 16,195 16,164 16,286 15,420 (1,498) (1,247) (1,577) (1,479) (200) Pro memoria: Gross loans and advances to customers ** 209,912 210,508 206,675 203,288 201,277 216,907 218,191 214,346 209,630 209,608 (6,996) (7,682) (7,671) (6,342) (8,331) Customer funds 298,375 302,618 304,093 298,860 306,797 313,399 318,387 318,859 315,351 324,903 (15,024) (15,769) (14,766) (16,492) (18,106) Customer deposits *** 233,894 237,645 238,103 237,821 241,928 248,315 252,813 252,466 253,946 259,654 (14,421) (15,168) (14,363) (16,125) (17,727) Mutual funds 64,481 64,973 65,990 61,039 64,870 65,084 65,574 66,392 61,406 65,248 (603) (601) (403) (367) (379)

Santander Consumer Finance

EUR million

	NEW					PREVIOUS					DIFFERENCES				
	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19
Underlying income statement															
Net interest income	915	928	937	943	941	915	928	937	943	941	—	—	—	—	—
Net fee income	215	188	206	189	214	215	188	206	189	214	—	—	—	—	—
Gains (losses) on financial transactions *	4	16	1	35	2	4	16	1	35	2	—	—	0	—	—
Other operating income	6	(5)	13	21	11	6	(5)	13	21	11	—	0	—	(0)	—
Total income	**1,140**	**1,126**	**1,157**	**1,187**	**1,167**	**1,140**	**1,126**	**1,157**	**1,187**	**1,167**	—	—	—	—	—
Administrative expenses and amortisations	(510)	(508)	(476)	(495)	(508)	(509)	(507)	(475)	(494)	(507)	(1)	(1)	(1)	(1)	(1)
Net operating income	**630**	**618**	**681**	**692**	**659**	**631**	**619**	**682**	**693**	**660**	**(1)**	**(1)**	**(1)**	**(1)**	**(1)**
Net loan-loss provisions	(120)	(69)	(124)	(47)	(122)	(120)	(69)	(124)	(47)	(122)	—	—	—	—	—
Other gains (losses) and provisions	24	13	5	(166)	24	24	13	5	(166)	24	—	0	(0)	—	—
Profit before tax	**534**	**562**	**561**	**479**	**561**	**535**	**563**	**562**	**480**	**562**	**(1)**	**(1)**	**(1)**	**(1)**	**(1)**
Tax on profit	(146)	(151)	(157)	(122)	(159)	(147)	(151)	(157)	(122)	(159)	0	0	0	0	0
Profit from continuing operations	**388**	**411**	**405**	**357**	**402**	**388**	**412**	**405**	**358**	**403**	**(1)**	**(1)**	**(1)**	**(1)**	**(1)**
Net profit from discontinued operations	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Consolidated profit	**388**	**411**	**405**	**357**	**402**	**388**	**412**	**405**	**358**	**403**	**(1)**	**(1)**	**(1)**	**(1)**	**(1)**
Non-controlling interests	(66)	(66)	(74)	(62)	(78)	(66)	(66)	(74)	(62)	(78)	—	—	—	—	—
Underlying attributable profit to the parent	**322**	**345**	**331**	**295**	**324**	**323**	**346**	**332**	**296**	**325**	**(1)**	**(1)**	**(1)**	**(1)**	**(1)**

	NEW					PREVIOUS					DIFFERENCES				
	Mar-18	Jun-18	Sep-18	Dec-18	Mar-19	Mar-18	Jun-18	Sep-18	Dec-18	Mar-19	Mar-18	Jun-18	Sep-18	Dec-18	Mar-19
Balance sheet															
Loans and advances to customers	89,718	91,861	92,070	95,366	95,770	89,718	91,861	92,070	95,366	95,770	—	—	—	—	—
Cash, central banks and credit institutions	5,964	5,197	5,784	6,096	6,299	5,964	5,197	5,784	6,096	6,299	—	—	—	—	—
Debt instruments	3,302	3,222	3,446	3,325	3,443	3,302	3,222	3,446	3,325	3,443	—	—	—	—	—
Other financial assets	19	21	20	31	33	19	21	20	31	33	—	—	—	—	—
Other asset accounts	3,607	3,578	3,087	2,890	3,730	3,607	3,578	3,087	2,890	3,730	—	—	—	—	—
Total assets	**102,609**	**103,879**	**104,406**	**107,708**	**109,275**	**102,609**	**103,879**	**104,406**	**107,708**	**109,275**	—	—	—	—	—
Customer deposits	36,894	36,774	36,683	36,579	36,898	36,894	36,774	36,683	36,579	36,898	—	—	—	—	—
Central banks and credit institutions	23,314	25,190	25,211	24,968	24,755	23,313	25,189	25,209	24,966	24,755	1	1	2	3	1
Marketable debt securities	28,126	27,336	27,529	31,281	32,070	28,126	27,336	27,529	31,281	32,070	—	—	—	—	—
Other financial liabilities	1,013	995	874	771	1,194	1,013	995	874	771	1,194	—	—	—	—	—
Other liabilities accounts	3,805	3,687	3,781	3,520	3,755	3,805	3,687	3,781	3,520	3,755	—	—	—	—	—
Total liabilities	**93,152**	**93,981**	**94,077**	**97,120**	**98,673**	**93,151**	**93,980**	**94,075**	**97,117**	**98,672**	**1**	**1**	**2**	**3**	**1**
Total equity	**9,457**	**9,898**	**10,329**	**10,588**	**10,603**	**9,458**	**9,899**	**10,331**	**10,591**	**10,603**	**(1)**	**(1)**	**(2)**	**(3)**	**(1)**
Pro memoria:															
Gross loans and advances to customers **	92,142	94,299	94,488	97,707	98,144	92,142	94,299	94,488	97,707	98,144	—	—	—	—	—
Customer funds	36,849	36,728	36,635	36,531	36,849	36,849	36,728	36,635	36,531	36,849	—	—	—	—	—
Customer deposits ***	36,848	36,726	36,635	36,531	36,849	36,848	36,726	36,635	36,531	36,849	—	—	—	—	—
Mutual funds	1	1	—	—	—	1	1	—	—	—	—	—	—	—	—

(*).- Includes exchange differences.

(**).- Excluding reverse repos.

(***).- Excluding repos.

Santander

14

United Kingdom

EUR million

	NEW					PREVIOUS					DIFFERENCES				
	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19
Underlying income statement															
Net interest income	1,023	1,029	1,016	1,011	975	1,031	1,039	1,033	1,033	1,001	(8)	(10)	(17)	(22)	(26)
Net fee income	219	240	230	224	216	242	265	258	257	243	(23)	(25)	(29)	(34)	(27)
Gains (losses) on financial transactions *	15	44	43	(14)	0	57	64	63	16	19	(42)	(19)	(20)	(30)	(19)
Other operating income	13	6	12	22	14	18	5	13	26	17	(5)	1	(1)	(4)	(2)
Total income	**1,270**	**1,319**	**1,300**	**1,242**	**1,206**	**1,349**	**1,373**	**1,367**	**1,332**	**1,280**	**(79)**	**(54)**	**(66)**	**(90)**	**(74)**
Administrative expenses and amortisations	(725)	(715)	(697)	(700)	(739)	(764)	(763)	(730)	(738)	(783)	38	49	32	39	44
Net operating income	**545**	**605**	**603**	**542**	**467**	**586**	**610**	**637**	**593**	**497**	**(41)**	**(5)**	**(34)**	**(51)**	**(30)**
Net loan-loss provisions	(66)	(36)	(26)	(43)	(61)	(66)	(37)	(26)	(44)	(64)	(0)	1	(1)	2	3
Other gains (losses) and provisions	(59)	(44)	(63)	(155)	(50)	(62)	(47)	(62)	(155)	(53)	4	3	(1)	(0)	3
Profit before tax	**420**	**524**	**514**	**344**	**357**	**457**	**526**	**549**	**394**	**380**	**(37)**	**(1)**	**(35)**	**(50)**	**(24)**
Tax on profit	(124)	(142)	(150)	(90)	(97)	(131)	(146)	(159)	(103)	(104)	7	4	9	12	7
Profit from continuing operations	**297**	**382**	**364**	**254**	**260**	**326**	**380**	**391**	**291**	**276**	**(29)**	**2**	**(27)**	**(37)**	**(17)**
Net profit from discontinued operations	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Consolidated profit	**297**	**382**	**364**	**254**	**260**	**326**	**380**	**391**	**291**	**276**	**(29)**	**2**	**(27)**	**(37)**	**(17)**
Non-controlling interests	(6)	(7)	(6)	(5)	(5)	(6)	(7)	(6)	(5)	(5)	—	—	—	—	—
Underlying attributable profit to the parent	**290**	**375**	**358**	**249**	**254**	**320**	**372**	**385**	**286**	**271**	**(29)**	**2**	**(27)**	**(37)**	**(17)**

	NEW					PREVIOUS					DIFFERENCES				
	Mar-18	Jun-18	Sep-18	Dec-18	Mar-19	Mar-18	Jun-18	Sep-18	Dec-18	Mar-19	Mar-18	Jun-18	Sep-18	Dec-18	Mar-19
Balance sheet															
Loans and advances to customers	248,730	249,089	248,846	249,991	263,566	252,451	254,386	255,577	257,284	270,409	(3,722)	(5,297)	(6,731)	(7,293)	(6,843)
Cash, central banks and credit institutions	47,670	53,171	38,199	37,246	37,781	47,675	54,218	41,298	39,843	41,636	(6)	(1,047)	(3,099)	(2,597)	(3,854)
Debt instruments	25,477	26,457	23,924	26,517	23,713	25,477	26,551	26,914	29,190	26,758	—	(94)	(2,990)	(2,673)	(3,044)
Other financial assets	9,522	7,152	9,714	594	754	21,861	20,559	20,686	13,397	14,136	(12,339)	(13,408)	(10,972)	(12,804)	(13,382)
Other asset accounts	10,652	10,156	8,972	9,431	10,260	10,839	10,361	9,187	9,638	10,500	(187)	(206)	(215)	(208)	(240)
Total assets	**342,051**	**346,024**	**329,654**	**323,779**	**336,075**	**358,305**	**366,076**	**353,661**	**349,353**	**363,439**	**(16,254)**	**(20,052)**	**(24,007)**	**(25,574)**	**(27,364)**
Customer deposits	220,652	219,001	214,578	208,179	216,849	221,268	219,601	216,426	210,388	219,837	(616)	(600)	(1,848)	(2,209)	(2,988)
Central banks and credit institutions	15,488	24,044	22,997	25,821	25,240	29,322	41,026	31,021	33,430	32,760	(13,834)	(16,982)	(8,023)	(7,608)	(7,520)
Marketable debt securities	64,658	66,575	67,877	67,556	67,564	64,658	66,575	67,877	67,556	67,536	—	—	—	—	27
Other financial liabilities	20,676	15,596	4,970	2,097	4,421	21,346	17,280	17,930	16,583	20,497	(670)	(1,684)	(12,960)	(14,486)	(16,076)
Other liabilities accounts	5,093	4,280	3,850	4,126	4,572	5,132	4,317	3,935	4,181	4,673	(39)	(37)	(85)	(55)	(101)
Total liabilities	**326,567**	**329,495**	**314,273**	**307,779**	**318,646**	**341,726**	**348,799**	**337,188**	**332,137**	**345,303**	**(15,159)**	**(19,304)**	**(22,916)**	**(24,358)**	**(26,657)**
Total equity	**15,484**	**16,529**	**15,382**	**16,000**	**17,429**	**16,579**	**17,276**	**16,473**	**17,216**	**18,135**	**(1,094)**	**(748)**	**(1,091)**	**(1,216)**	**(707)**
Pro memoria:															
Gross loans and advances to customers **	235,294	234,185	230,411	228,548	240,377	239,034	239,501	237,116	235,753	246,820	(3,740)	(5,316)	(6,705)	(7,205)	(6,443)
Customer funds	206,738	204,058	203,330	204,424	209,798	207,354	204,659	205,178	206,630	212,786	(616)	(600)	(1,848)	(2,207)	(2,988)
Customer deposits ***	198,255	195,664	194,958	196,848	201,517	198,871	196,264	196,806	199,054	204,505	(616)	(600)	(1,848)	(2,207)	(2,988)
Mutual funds	8,483	8,395	8,372	7,576	8,281	8,483	8,395	8,372	7,576	8,281	—	—	—	—	—

(*).- Includes exchange differences.
(**).- Excluding reverse repos.
(***).- Excluding repos.

Santander

15

Portugal

EUR million

	NEW					PREVIOUS					DIFFERENCES				
	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19
Underlying income statement															
Net interest income	222	213	211	211	216	222	213	211	211	216	—	—	—	—	—
Net fee income	98	91	92	96	98	98	91	92	96	98	—	—	—	—	—
Gains (losses) on financial transactions *	22	36	6	12	50	22	36	6	12	50	—	—	0	(0)	—
Other operating income	(0)	6	14	14	(6)	(0)	6	14	14	(6)	0	—	(0)	0	—
Total income	**341**	**346**	**323**	**334**	**357**	**341**	**346**	**323**	**334**	**357**	—	—	—	—	—
Administrative expenses and amortisations	(159)	(165)	(157)	(162)	(157)	(158)	(165)	(157)	(162)	(157)	(1)	(1)	(1)	(1)	(1)
Net operating income	**182**	**181**	**165**	**171**	**200**	**183**	**182**	**166**	**172**	**201**	**(1)**	**(1)**	**(1)**	**(1)**	**(1)**
Net loan-loss provisions	(8)	(0)	(11)	(12)	13	(8)	(0)	(11)	(12)	13	—	0	—	—	—
Other gains (losses) and provisions	(9)	(22)	13	36	(20)	(9)	(22)	13	36	(20)	—	(0)	(0)	0	—
Profit before tax	**166**	**159**	**166**	**195**	**193**	**166**	**159**	**167**	**196**	**194**	**(1)**	**(1)**	**(1)**	**(1)**	**(1)**
Tax on profit	(39)	(55)	(52)	(59)	(58)	(39)	(56)	(52)	(59)	(58)	0	0	0	0	0
Profit from continuing operations	**127**	**103**	**115**	**136**	**135**	**128**	**104**	**115**	**137**	**136**	**(0)**	**(0)**	**(0)**	**(0)**	**(0)**
Net profit from discontinued operations	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Consolidated profit	**127**	**103**	**115**	**136**	**135**	**128**	**104**	**115**	**137**	**136**	**(0)**	**(0)**	**(0)**	**(0)**	**(0)**
Non-controlling interests	(1)	(1)	(1)	(1)	(0)	(1)	(1)	(1)	(1)	(0)	—	—	—	—	—
Underlying attributable profit to the parent	**127**	**103**	**114**	**136**	**135**	**127**	**103**	**114**	**136**	**135**	**(0)**	**(0)**	**(0)**	**(0)**	**(0)**

	NEW					PREVIOUS					DIFFERENCES				
	Mar-18	Jun-18	Sep-18	Dec-18	Mar-19	Mar-18	Jun-18	Sep-18	Dec-18	Mar-19	Mar-18	Jun-18	Sep-18	Dec-18	Mar-19
Balance sheet															
Loans and advances to customers	35,722	35,567	35,612	35,470	35,417	35,722	35,567	35,612	35,470	35,417	—	—	—	—	—
Cash, central banks and credit institutions	2,410	4,362	3,191	3,454	4,193	2,410	4,362	3,191	3,454	4,193	—	—	—	—	—
Debt instruments	12,058	11,794	11,861	12,303	13,198	12,058	11,794	11,861	12,303	13,198	—	—	—	—	—
Other financial assets	1,991	1,936	1,941	1,877	1,841	1,991	1,936	1,941	1,877	1,841	—	—	—	—	—
Other asset accounts	2,257	2,454	2,298	1,904	1,971	2,257	2,454	2,298	1,904	1,971	—	—	—	—	—
Total assets	**54,438**	**56,112**	**54,904**	**55,007**	**56,620**	**54,438**	**56,112**	**54,904**	**55,007**	**56,620**	—	—	—	—	—
Customer deposits	35,114	37,066	37,141	37,217	38,242	35,114	37,066	37,141	37,217	38,242	—	—	—	—	—
Central banks and credit institutions	9,365	9,041	7,817	8,009	8,156	9,364	9,040	7,816	8,007	8,155	0	1	1	1	0
Marketable debt securities	4,379	4,329	4,309	4,259	4,232	4,379	4,329	4,309	4,259	4,232	—	—	—	—	—
Other financial liabilities	235	262	243	257	285	235	262	243	257	285	—	—	—	—	—
Other liabilities accounts	1,238	1,489	1,382	1,197	1,418	1,238	1,489	1,382	1,197	1,418	—	—	—	—	—
Total liabilities	**50,331**	**52,186**	**50,890**	**50,938**	**52,333**	**50,330**	**52,186**	**50,889**	**50,937**	**52,332**	**0**	**1**	**1**	**1**	**0**
Total equity	**4,107**	**3,926**	**4,013**	**4,069**	**4,287**	**4,107**	**3,927**	**4,014**	**4,070**	**4,287**	**(0)**	**(1)**	**(1)**	**(1)**	**(0)**
Pro memoria:															
Gross loans and advances to customers **	37,418	37,057	37,093	36,568	36,478	37,418	37,057	37,093	36,568	36,478	—	—	—	—	—
Customer funds	37,241	39,195	39,185	39,143	40,242	37,241	39,195	39,185	39,143	40,242	—	—	—	—	—
Customer deposits ***	35,114	37,066	37,141	37,217	38,242	35,114	37,066	37,141	37,217	38,242	—	—	—	—	—
Mutual funds	2,127	2,128	2,045	1,926	2,000	2,127	2,128	2,045	1,926	2,000	—	—	—	—	—

(*).- Includes exchange differences.

(**).- Excluding reverse repos.

(***).- Excluding repos.

Santander

16

Poland

EUR million

	NEW					PREVIOUS					DIFFERENCES				
	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19
Underlying income statement															
Net interest income	247	240	243	265	281	247	240	243	265	281	—	—	—	—	—
Net fee income	112	114	111	115	113	112	114	111	115	113	—	—	0	(0)	—
Gains (losses) on financial transactions *	4	16	15	9	18	4	16	15	9	18	—	—	—	(0)	—
Other operating income	(30)	28	(2)	0	(36)	(30)	28	(2)	0	(36)	—	—	0	(0)	—
Total income	**333**	**398**	**367**	**390**	**377**	**333**	**398**	**367**	**390**	**377**	—	—	—	—	—
Administrative expenses and amortisations	(154)	(163)	(157)	(165)	(173)	(154)	(162)	(156)	(165)	(172)	(1)	(1)	(1)	(1)	(1)
Net operating income	**178**	**236**	**210**	**224**	**204**	**179**	**236**	**211**	**225**	**205**	**(1)**	**(1)**	**(1)**	**(1)**	**(1)**
Net loan-loss provisions	(46)	(41)	(33)	(41)	(43)	(46)	(41)	(33)	(41)	(43)	—	—	—	—	—
Other gains (losses) and provisions	(13)	(34)	(26)	(61)	(34)	(13)	(34)	(26)	(61)	(34)	—	—	—	—	—
Profit before tax	**119**	**160**	**151**	**122**	**127**	**120**	**161**	**151**	**123**	**128**	**(1)**	**(1)**	**(1)**	**(1)**	**(1)**
Tax on profit	(31)	(29)	(37)	(34)	(37)	(31)	(29)	(37)	(34)	(38)	0	0	0	0	0
Profit from continuing operations	**89**	**131**	**114**	**88**	**89**	**89**	**132**	**114**	**88**	**90**	**(1)**	**(1)**	**(1)**	**(1)**	**(1)**
Net profit from discontinued operations	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Consolidated profit	**89**	**131**	**114**	**88**	**89**	**89**	**132**	**114**	**88**	**90**	**(1)**	**(1)**	**(1)**	**(1)**	**(1)**
Non-controlling interests	(26)	(39)	(34)	(27)	(28)	(26)	(39)	(34)	(27)	(28)	—	—	—	—	—
Underlying attributable profit to the parent	**63**	**92**	**80**	**61**	**61**	**63**	**93**	**80**	**62**	**62**	**(1)**	**(1)**	**(1)**	**(1)**	**(1)**

	NEW					PREVIOUS					DIFFERENCES				
	Mar-18	Jun-18	Sep-18	Dec-18	Mar-19	Mar-18	Jun-18	Sep-18	Dec-18	Mar-19	Mar-18	Jun-18	Sep-18	Dec-18	Mar-19
Balance sheet															
Loans and advances to customers	22,328	22,583	23,639	28,164	28,421	22,328	22,583	23,639	28,164	28,421	—	—	—	—	—
Cash, central banks and credit institutions	1,799	1,617	2,128	3,260	2,671	1,799	1,617	2,128	3,260	2,671	—	—	—	—	—
Debt instruments	7,452	8,404	9,718	10,570	11,262	7,452	8,404	9,718	10,570	11,262	—	—	—	—	—
Other financial assets	502	560	464	534	544	502	560	464	534	544	—	—	—	—	—
Other asset accounts	1,041	1,023	1,083	1,140	1,309	1,041	1,023	1,083	1,140	1,309	—	—	—	—	—
Total assets	**33,122**	**34,188**	**37,031**	**43,669**	**44,208**	**33,122**	**34,188**	**37,031**	**43,669**	**44,208**	**—**	**—**	**—**	**—**	**—**
Customer deposits	24,987	25,668	28,026	33,417	32,439	24,987	25,668	28,026	33,417	32,439	—	—	—	—	—
Central banks and credit institutions	1,611	1,710	1,642	2,165	3,348	1,610	1,708	1,641	2,163	3,348	1	1	2	2	1
Marketable debt securities	639	1,010	1,527	1,789	1,794	639	1,010	1,527	1,789	1,794	—	—	—	—	—
Other financial liabilities	324	428	457	558	749	324	428	457	558	749	—	—	—	—	—
Other liabilities accounts	706	767	734	809	820	706	767	734	809	820	—	—	—	—	—
Total liabilities	**28,267**	**29,582**	**32,385**	**38,738**	**39,150**	**28,266**	**29,581**	**32,384**	**38,736**	**39,149**	**1**	**1**	**2**	**2**	**1**
Total equity	**4,855**	**4,605**	**4,646**	**4,930**	**5,058**	**4,856**	**4,607**	**4,648**	**4,933**	**5,058**	**(1)**	**(1)**	**(2)**	**(2)**	**(1)**
Pro memoria:															
Gross loans and advances to customers **	23,161	23,388	24,356	29,033	29,319	23,161	23,388	24,356	29,033	29,319	—	—	—	—	—
Customer funds	28,109	28,751	30,011	35,554	35,186	28,109	28,751	30,011	35,554	35,186	—	—	—	—	—
Customer deposits ***	24,169	24,993	26,212	31,542	31,117	24,169	24,993	26,212	31,542	31,117	—	—	—	—	—
Mutual funds	3,941	3,757	3,799	4,012	4,069	3,941	3,757	3,799	4,012	4,069	—	—	—	—	—

(*).- Includes exchange differences.

(**).- Excluding reverse repos.

(***).- Excluding repos.

Santander

17

Rest of Europe

EURmillion

	NEW					PREVIOUS					DIFFERENCES				
	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19
Underlying income statement															
Net interest income	127	71	111	147	139	59	39	32	40	34	67	32	79	108	105
Net fee income	60	77	64	71	62	33	53	35	40	42	26	24	29	31	19
Gains (losses) on financial transactions *	157	(103)	18	77	(4)	29	(2)	30	124	25	128	(101)	(12)	(47)	(29)
Other operating income	39	76	14	62	64	11	10	4	7	7	29	66	9	55	57
Total income	**382**	**122**	**207**	**357**	**261**	**132**	**101**	**101**	**211**	**109**	**250**	**21**	**106**	**146**	**152**
Administrative expenses and amortisations	(181)	(181)	(182)	(174)	(200)	(128)	(137)	(139)	(131)	(133)	(53)	(44)	(44)	(43)	(67)
Net operating income	**202**	**(59)**	**24**	**183**	**61**	**4**	**(36)**	**(38)**	**81**	**(24)**	**197**	**(23)**	**62**	**102**	**85**
Net loan-loss provisions	0	(36)	1	(24)	(2)	(10)	(60)	(16)	(34)	(23)	10	23	17	10	21
Other gains (losses) and provisions	(7)	(4)	(0)	(28)	(7)	(32)	(17)	(32)	(19)	(37)	24	13	32	(9)	30
Profit before tax	**194**	**(99)**	**25**	**131**	**52**	**(37)**	**(113)**	**(86)**	**28**	**(84)**	**231**	**14**	**110**	**103**	**136**
Tax on profit	(62)	13	(10)	(35)	(19)	1	22	21	(6)	21	(63)	(9)	(32)	(30)	(40)
Profit from continuing operations	**132**	**(86)**	**15**	**96**	**33**	**(36)**	**(91)**	**(64)**	**22**	**(63)**	**168**	**5**	**79**	**73**	**96**
Net profit from discontinued operations	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Consolidated profit	**132**	**(86)**	**15**	**96**	**33**	**(36)**	**(91)**	**(64)**	**22**	**(63)**	**168**	**5**	**79**	**73**	**96**
Non-controlling interests	(0)	(1)	0	(2)	(1)	0	(0)	1	(1)	9	(0)	(1)	(0)	(0)	(10)
Underlying attributable profit to the parent	**132**	**(87)**	**15**	**94**	**32**	**(36)**	**(91)**	**(63)**	**21**	**(54)**	**168**	**4**	**79**	**73**	**86**

	NEW					PREVIOUS					DIFFERENCES				
	Mar-18	Jun-18	Sep-18	Dec-18	Mar-19	Mar-18	Jun-18	Sep-18	Dec-18	Mar-19	Mar-18	Jun-18	Sep-18	Dec-18	Mar-19
Balance sheet															
Loans and advances to customers	34,068	33,443	33,905	34,874	38,465	12,487	12,935	14,086	17,244	18,954	21,581	20,507	19,819	17,631	19,510
Cash, central banks and credit institutions	39,871	37,090	47,863	43,141	50,182	10,644	12,928	12,381	12,788	13,713	29,227	24,163	35,482	30,353	36,469
Debt instruments	16,655	15,272	18,367	16,657	22,420	1,637	1,341	1,391	2,112	1,964	15,018	13,931	16,976	14,545	20,456
Other financial assets	44,160	45,237	39,994	43,713	49,352	866	818	827	844	630	43,294	44,419	39,167	42,869	48,721
Other asset accounts	2,930	3,186	3,213	3,189	2,808	8,461	8,746	8,590	8,434	6,531	(5,530)	(5,560)	(5,377)	(5,245)	(3,724)
Total assets	**137,685**	**134,228**	**143,341**	**141,574**	**163,226**	**34,094**	**36,768**	**37,276**	**41,421**	**41,792**	**103,590**	**97,460**	**106,066**	**100,153**	**121,433**
Customer deposits	13,289	14,130	14,744	18,071	20,366	5,307	5,600	6,094	7,116	8,136	7,983	8,530	8,650	10,955	12,230
Central banks and credit institutions	85,871	79,571	80,644	75,660	93,761	24,635	25,906	26,143	29,771	28,878	61,236	53,665	54,501	45,889	64,883
Marketable debt securities	47	136	715	61	103	16	125	699	81	146	31	10	16	(20)	(44)
Other financial liabilities	35,019	36,365	43,409	43,787	45,590	832	623	473	502	548	34,187	35,742	42,936	43,285	45,042
Other liabilities accounts	427	418	479	379	375	346	447	434	424	360	80	(29)	44	(44)	15
Total liabilities	**134,653**	**130,619**	**139,990**	**137,959**	**160,195**	**31,136**	**32,701**	**33,843**	**37,893**	**38,068**	**103,517**	**97,918**	**106,147**	**100,066**	**122,126**
Total equity	**3,031**	**3,608**	**3,351**	**3,615**	**3,031**	**2,958**	**4,066**	**3,432**	**3,528**	**3,724**	**73**	**(458)**	**(81)**	**87**	**(693)**
Pro memoria:															
Gross loans and advances to customers **	24,023	26,587	28,971	31,061	33,851	13,420	13,785	14,850	17,855	19,522	10,603	12,802	14,121	13,206	14,330
Customer funds	16,853	17,360	17,945	20,381	23,517	9,008	9,073	9,502	10,334	11,606	7,845	8,287	8,443	10,048	11,911
Customer deposits ***	13,155	13,891	14,538	17,163	20,047	5,306	5,600	6,094	7,115	8,136	7,849	8,291	8,443	10,048	11,911
Mutual funds	3,698	3,469	3,407	3,218	3,470	3,701	3,473	3,407	3,218	3,470	(4)	(4)	(0)	0	0

(*).- Includes exchange differences.
(**).- Excluding reverse repos.
(***).- Excluding repos.

Santander

18

NORTH AMERICA (North America vs United States + Mexico)

EUR million

	NEW					PREVIOUS					DIFFERENCES				
	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19
Underlying income statement															
Net interest income	1,869	1,933	2,065	2,286	2,173	1,869	1,933	2,065	2,286	2,173	—	—	—	—	—
Net fee income	402	408	407	399	439	402	408	407	399	439	—	—	—	—	—
Gains (losses) on financial transactions *	34	78	49	13	12	34	78	49	13	12	—	—	—	(0)	0
Other operating income	104	119	145	166	130	104	119	145	166	130	—	—	—	—	—
Total income	**2,409**	**2,538**	**2,666**	**2,863**	**2,753**	**2,409**	**2,538**	**2,666**	**2,863**	**2,753**	—	—	—	—	—
Administrative expenses and amortisations	(1,078)	(1,103)	(1,134)	(1,173)	(1,172)	(1,075)	(1,100)	(1,131)	(1,171)	(1,169)	(3)	(3)	(3)	(3)	(3)
Net operating income	**1,331**	**1,435**	**1,532**	**1,690**	**1,581**	**1,334**	**1,438**	**1,534**	**1,693**	**1,584**	**(3)**	**(3)**	**(3)**	**(3)**	**(3)**
Net loan-loss provisions	(779)	(634)	(876)	(1,159)	(804)	(779)	(634)	(876)	(1,159)	(804)	—	—	—	—	—
Other gains (losses) and provisions	(26)	(62)	(74)	(40)	(64)	(26)	(62)	(74)	(40)	(64)	—	—	—	—	—
Profit before tax	**526**	**739**	**581**	**491**	**713**	**529**	**742**	**584**	**493**	**716**	**(3)**	**(3)**	**(3)**	**(3)**	**(3)**
Tax on profit	(129)	(204)	(158)	(108)	(188)	(130)	(205)	(159)	(108)	(189)	1	1	1	1	1
Profit from continuing operations	**397**	**535**	**423**	**383**	**526**	**399**	**537**	**425**	**385**	**528**	**(2)**	**(2)**	**(2)**	**(2)**	**(2)**
Net profit from discontinued operations	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Consolidated profit	**397**	**535**	**423**	**383**	**526**	**399**	**537**	**425**	**385**	**528**	**(2)**	**(2)**	**(2)**	**(2)**	**(2)**
Non-controlling interests	(99)	(142)	(105)	(87)	(139)	(99)	(142)	(105)	(87)	(139)	—	—	—	—	—
Underlying attributable profit to the parent	**298**	**393**	**318**	**296**	**386**	**300**	**394**	**320**	**298**	**389**	**(2)**	**(2)**	**(2)**	**(2)**	**(2)**

	NEW					PREVIOUS					DIFFERENCES				
	Mar-18	Jun-18	Sep-18	Dec-18	Mar-19	Mar-18	Jun-18	Sep-18	Dec-18	Mar-19	Mar-18	Jun-18	Sep-18	Dec-18	Mar-19
Balance sheet															
Loans and advances to customers	97,335	104,619	111,342	116,196	124,379	97,335	104,619	111,342	116,196	124,379	—	—	—	—	—
Cash, central banks and credit institutions	23,192	24,977	25,761	28,845	32,722	23,192	24,977	25,761	28,845	32,722	—	—	—	—	0
Debt instruments	25,883	26,663	28,835	27,302	24,576	25,883	26,663	28,835	27,302	24,576	—	—	—	—	—
Other financial assets	8,409	10,492	10,651	9,974	8,464	8,409	10,492	10,651	9,974	8,464	—	—	—	—	(0)
Other asset accounts	14,534	16,069	17,552	18,602	20,217	14,534	16,069	17,552	18,602	20,217	—	—	—	—	—
Total assets	**169,352**	**182,819**	**194,141**	**200,919**	**210,358**	**169,352**	**182,819**	**194,141**	**200,919**	**210,358**	**—**	**—**	**—**	**—**	**—**
Customer deposits	83,109	87,315	93,213	91,896	100,536	83,109	87,315	93,213	91,896	100,536	—	—	—	—	—
Central banks and credit institutions	20,124	21,794	24,555	26,048	23,373	20,122	21,790	24,550	26,041	23,371	2	4	6	7	2
Marketable debt securities	31,034	34,448	36,957	43,758	46,669	31,034	34,448	36,957	43,758	46,669	—	—	—	—	—
Other financial liabilities	9,508	11,973	11,736	11,379	10,907	9,508	11,973	11,736	11,379	10,907	—	—	—	—	—
Other liabilities accounts	5,141	5,797	5,848	5,966	5,631	5,141	5,797	5,848	5,966	5,631	—	—	—	—	—
Total liabilities	**148,916**	**161,327**	**172,309**	**179,046**	**187,116**	**148,914**	**161,323**	**172,303**	**179,039**	**187,114**	**2**	**4**	**6**	**7**	**2**
Total equity	**20,436**	**21,493**	**21,832**	**21,872**	**23,242**	**20,438**	**21,496**	**21,838**	**21,880**	**23,244**	**(2)**	**(4)**	**(6)**	**(7)**	**(2)**
Pro memoria:															
Gross loans and advances to customers **	100,978	108,775	112,539	114,888	120,625	100,978	108,775	112,539	114,888	120,625	—	—	—	—	—
Customer funds	96,761	101,250	102,407	102,869	109,592	96,761	101,250	102,407	102,869	109,592	—	—	—	—	—
Customer deposits ***	78,179	82,226	82,722	84,769	89,287	78,179	82,226	82,722	84,769	89,287	—	—	—	—	—
Mutual funds	18,582	19,023	19,686	18,100	20,305	18,582	19,023	19,686	18,100	20,305	—	—	—	—	—

(*).- Includes exchange differences.
(**).- Excluding reverse repos.
(***).- Excluding repos.

Santander

19

United States

EUR million

	NEW					PREVIOUS					DIFFERENCES				
	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19
Underlying income statement															
Net interest income	1,221	1,281	1,337	1,553	1,407	1,221	1,281	1,337	1,553	1,407	—	—	—	—	—
Net fee income	214	219	208	217	234	214	219	208	217	234	—	—	—	—	—
Gains (losses) on financial transactions *	16	23	22	11	16	16	23	22	11	16	—	—	—	—	—
Other operating income	127	147	169	185	158	127	147	169	185	158	—	—	—	—	—
Total income	**1,578**	**1,670**	**1,735**	**1,967**	**1,815**	**1,578**	**1,670**	**1,735**	**1,967**	**1,815**	—	—	—	—	—
Administrative expenses and amortisations	(736)	(738)	(749)	(796)	(775)	(735)	(737)	(748)	(795)	(774)	(1)	(1)	(1)	(1)	(1)
Net operating income	**842**	**931**	**986**	**1,171**	**1,039**	**843**	**932**	**987**	**1,172**	**1,040**	**(1)**	**(1)**	**(1)**	**(1)**	**(1)**
Net loan-loss provisions	(579)	(445)	(649)	(945)	(611)	(579)	(445)	(649)	(945)	(611)	—	—	—	—	—
Other gains (losses) and provisions	(23)	(50)	(69)	(57)	(58)	(23)	(50)	(69)	(57)	(58)	—	—	—	—	—
Profit before tax	**240**	**436**	**268**	**169**	**370**	**241**	**437**	**269**	**170**	**371**	**(1)**	**(1)**	**(1)**	**(1)**	**(1)**
Tax on profit	(67)	(138)	(93)	(47)	(110)	(67)	(139)	(94)	(47)	(111)	0	0	0	0	0
Profit from continuing operations	**173**	**297**	**174**	**122**	**260**	**174**	**298**	**175**	**123**	**260**	**(1)**	**(1)**	**(1)**	**(1)**	**(1)**
Net profit from discontinued operations	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Consolidated profit	**173**	**297**	**174**	**122**	**260**	**174**	**298**	**175**	**123**	**260**	**(1)**	**(1)**	**(1)**	**(1)**	**(1)**
Non-controlling interests	(49)	(88)	(50)	(31)	(78)	(49)	(88)	(50)	(31)	(78)	—	—	—	—	—
Underlying attributable profit to the parent	**124**	**209**	**124**	**91**	**181**	**125**	**210**	**125**	**92**	**182**	**(1)**	**(1)**	**(1)**	**(1)**	**(1)**

	NEW					PREVIOUS					DIFFERENCES				
	Mar-18	Jun-18	Sep-18	Dec-18	Mar-19	Mar-18	Jun-18	Sep-18	Dec-18	Mar-19	Mar-18	Jun-18	Sep-18	Dec-18	Mar-19
Balance sheet															
Loans and advances to customers	69,096	76,188	79,897	85,564	91,324	69,096	76,188	79,897	85,564	91,324	—	—	—	—	—
Cash, central banks and credit institutions	11,695	11,661	14,299	16,442	18,067	11,695	11,661	14,299	16,442	18,067	—	—	—	—	—
Debt instruments	13,656	14,349	13,252	13,160	13,433	13,656	14,349	13,252	13,160	13,433	—	—	—	—	—
Other financial assets	3,204	4,316	5,102	4,291	3,546	3,204	4,316	5,102	4,291	3,546	—	—	—	—	—
Other asset accounts	11,924	13,307	14,644	15,585	16,951	11,924	13,307	14,644	15,585	16,951	—	—	—	—	—
Total assets	**109,575**	**119,821**	**127,194**	**135,043**	**143,321**	**109,575**	**119,821**	**127,194**	**135,043**	**143,321**	—	—	—	—	—
Customer deposits	50,875	54,005	58,910	57,568	64,849	50,875	54,005	58,910	57,568	64,849	—	—	—	—	—
Central banks and credit institutions	11,964	13,358	13,155	16,507	13,046	11,963	13,356	13,153	16,505	13,046	1	1	2	3	1
Marketable debt securities	25,479	28,517	30,712	37,564	40,833	25,479	28,517	30,712	37,564	40,833	—	—	—	—	—
Other financial liabilities	2,738	3,957	4,414	3,098	3,644	2,738	3,957	4,414	3,098	3,644	—	—	—	—	—
Other liabilities accounts	3,298	3,630	3,820	3,798	3,688	3,298	3,630	3,820	3,798	3,688	—	—	—	—	—
Total liabilities	**94,354**	**103,467**	**111,011**	**118,535**	**126,061**	**94,353**	**103,466**	**111,009**	**118,532**	**126,060**	**1**	**1**	**2**	**3**	**1**
Total equity	**15,221**	**16,353**	**16,184**	**16,508**	**17,260**	**15,222**	**16,355**	**16,186**	**16,511**	**17,261**	**(1)**	**(1)**	**(2)**	**(3)**	**(1)**
Pro memoria:															
Gross loans and advances to customers **	72,285	79,562	80,686	83,696	87,759	72,285	79,562	80,686	83,696	87,759	—	—	—	—	—
Customer funds	58,666	62,210	62,000	64,239	67,968	58,666	62,210	62,000	64,239	67,968	—	—	—	—	—
Customer deposits ***	50,684	53,775	53,548	56,064	58,873	50,684	53,775	53,548	56,064	58,873	—	—	—	—	—
Mutual funds	7,981	8,436	8,453	8,176	9,095	7,981	8,436	8,453	8,176	9,095	—	—	—	—	—

(*).- Includes exchange differences.
(**).- Excluding reverse repos.
(***).- Excluding repos.

Santander

20

Mexico

EUR million

	NEW					PREVIOUS					DIFFERENCES				
	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19
Underlying income statement															
Net interest income	649	653	726	733	766	649	653	726	733	766	—	—	0	—	—
Net fee income	187	188	199	181	204	187	188	199	181	204	—	—	—	—	—
Gains (losses) on financial transactions *	18	55	27	2	(4)	18	55	27	2	(4)	—	—	0	(0)	0
Other operating income	(23)	(28)	(24)	(20)	(28)	(23)	(28)	(24)	(20)	(28)	—	—	0	(0)	—
Total income	**831**	**868**	**931**	**897**	**939**	**831**	**868**	**931**	**897**	**939**	**—**	**—**	**0**	**—**	**—**
Administrative expenses and amortisations	(342)	(364)	(385)	(378)	(397)	(340)	(363)	(384)	(376)	(395)	(2)	(2)	(2)	(2)	(2)
Net operating income	**489**	**504**	**546**	**519**	**542**	**491**	**505**	**547**	**521**	**544**	**(2)**	**(2)**	**(2)**	**(2)**	**(2)**
Net loan-loss provisions	(200)	(189)	(227)	(215)	(193)	(200)	(189)	(227)	(215)	(193)	—	—	(0)	0	—
Other gains (losses) and provisions	(3)	(12)	(5)	17	(6)	(3)	(12)	(5)	17	(6)	—	—	—	—	—
Profit before tax	**286**	**303**	**313**	**321**	**343**	**288**	**305**	**315**	**323**	**345**	**(2)**	**(2)**	**(2)**	**(2)**	**(2)**
Tax on profit	(62)	(66)	(64)	(61)	(77)	(63)	(67)	(65)	(61)	(78)	0	0	0	0	1
Profit from continuing operations	**224**	**237**	**249**	**261**	**266**	**225**	**238**	**250**	**262**	**268**	**(1)**	**(1)**	**(1)**	**(1)**	**(1)**
Net profit from discontinued operations	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Consolidated profit	**224**	**237**	**249**	**261**	**266**	**225**	**238**	**250**	**262**	**268**	**(1)**	**(1)**	**(1)**	**(1)**	**(1)**
Non-controlling interests	(50)	(54)	(55)	(56)	(61)	(50)	(54)	(55)	(56)	(61)	—	—	—	—	—
Underlying attributable profit to the parent	**173**	**183**	**194**	**205**	**205**	**175**	**184**	**195**	**206**	**206**	**(1)**	**(1)**	**(1)**	**(1)**	**(1)**

	NEW					PREVIOUS					DIFFERENCES				
	Mar-18	Jun-18	Sep-18	Dec-18	Mar-19	Mar-18	Jun-18	Sep-18	Dec-18	Mar-19	Mar-18	Jun-18	Sep-18	Dec-18	Mar-19
Balance sheet															
Loans and advances to customers	28,238	28,431	31,445	30,632	33,055	28,238	28,431	31,445	30,632	33,055	—	—	—	—	—
Cash, central banks and credit institutions	11,497	13,315	11,463	12,403	14,655	11,497	13,315	11,463	12,403	14,655	—	—	—	—	0
Debt instruments	12,227	12,314	15,583	14,142	11,144	12,227	12,314	15,583	14,142	11,144	—	—	—	—	—
Other financial assets	5,205	6,176	5,549	5,683	4,918	5,205	6,176	5,549	5,683	4,918	—	—	—	—	(0)
Other asset accounts	2,610	2,762	2,907	3,016	3,266	2,610	2,762	2,907	3,016	3,266	—	—	—	—	—
Total assets	**59,778**	**62,999**	**66,946**	**65,876**	**67,037**	**59,778**	**62,999**	**66,946**	**65,876**	**67,037**	**—**	**—**	**—**	**—**	**—**
Customer deposits	32,235	33,310	34,303	34,327	35,687	32,235	33,310	34,303	34,327	35,687	—	—	—	—	—
Central banks and credit institutions	8,160	8,436	11,400	9,541	10,327	8,159	8,434	11,397	9,536	10,326	1	2	3	5	1
Marketable debt securities	5,555	5,931	6,244	6,194	5,835	5,555	5,931	6,244	6,194	5,835	—	—	—	—	—
Other financial liabilities	6,770	8,016	7,323	8,281	7,264	6,770	8,016	7,323	8,281	7,264	—	—	—	—	—
Other liabilities accounts	1,843	2,167	2,028	2,168	1,942	1,843	2,167	2,028	2,168	1,942	—	—	—	—	—
Total liabilities	**54,563**	**57,859**	**61,298**	**60,512**	**61,055**	**54,562**	**57,857**	**61,294**	**60,507**	**61,054**	**1**	**2**	**3**	**5**	**1**
Total equity	**5,215**	**5,139**	**5,649**	**5,364**	**5,982**	**5,216**	**5,142**	**5,652**	**5,369**	**5,983**	**(1)**	**(2)**	**(3)**	**(5)**	**(1)**
Pro memoria:															
Gross loans and advances to customers **	28,693	29,212	31,853	31,192	32,866	28,693	29,212	31,853	31,192	32,866	—	—	—	—	—
Customer funds	38,095	39,039	40,407	38,630	41,624	38,095	39,039	40,407	38,630	41,624	—	—	—	—	—
Customer deposits ***	27,494	28,451	29,174	28,705	30,414	27,494	28,451	29,174	28,705	30,414	—	—	—	—	—
Mutual funds	10,601	10,588	11,233	9,925	11,210	10,601	10,588	11,233	9,925	11,210	—	—	—	—	—

(*).- Includes exchange differences.
(**).- Excluding reverse repos.
(***).- Excluding repos.

Santander

21

SOUTH AMERICA (South America vs Latin America - Mexico)

EUR million

	NEW					PREVIOUS					DIFFERENCES				
	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19
Underlying income statement															
Net interest income	3,298	3,259	2,952	3,382	3,222	3,298	3,259	2,952	3,382	3,222	—	—	—	—	—
Net fee income	1,189	1,151	903	1,254	1,178	1,189	1,151	903	1,254	1,178	—	(0)	0	(0)	—
Gains (losses) on financial transactions *	125	131	105	138	160	125	131	105	138	160	—	—	—	(0)	—
Other operating income	(2)	0	(77)	(134)	(72)	(2)	0	(77)	(134)	(72)	0	(0)	—	—	—
Total income	**4,610**	**4,541**	**3,883**	**4,640**	**4,487**	**4,610**	**4,541**	**3,883**	**4,640**	**4,487**	**—**	**—**	**0**	**—**	**—**
Administrative expenses and amortisations	(1,716)	(1,645)	(1,353)	(1,843)	(1,645)	(1,710)	(1,639)	(1,347)	(1,837)	(1,638)	(6)	(6)	(6)	(6)	(7)
Net operating income	**2,894**	**2,896**	**2,530**	**2,797**	**2,842**	**2,900**	**2,902**	**2,535**	**2,803**	**2,849**	**(6)**	**(6)**	**(6)**	**(6)**	**(7)**
Net loan-loss provisions	(1,010)	(948)	(810)	(968)	(903)	(1,010)	(948)	(810)	(968)	(903)	—	—	—	—	—
Other gains (losses) and provisions	(152)	(181)	(153)	(177)	(154)	(152)	(181)	(153)	(177)	(154)	—	—	—	—	—
Profit before tax	**1,732**	**1,767**	**1,566**	**1,652**	**1,785**	**1,738**	**1,773**	**1,572**	**1,658**	**1,792**	**(6)**	**(6)**	**(6)**	**(6)**	**(7)**
Tax on profit	(655)	(683)	(671)	(632)	(692)	(657)	(685)	(673)	(634)	(694)	2	2	2	2	2
Profit from continuing operations	**1,077**	**1,084**	**895**	**1,020**	**1,093**	**1,081**	**1,088**	**899**	**1,024**	**1,098**	**(4)**	**(4)**	**(4)**	**(4)**	**(5)**
Net profit from discontinued operations	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Consolidated profit	**1,077**	**1,084**	**895**	**1,020**	**1,093**	**1,081**	**1,088**	**899**	**1,024**	**1,098**	**(4)**	**(4)**	**(4)**	**(4)**	**(5)**
Non-controlling interests	(157)	(158)	(147)	(162)	(167)	(157)	(158)	(147)	(162)	(167)	—	—	—	—	—
Underlying attributable profit to the parent	**920**	**926**	**747**	**858**	**926**	**924**	**930**	**751**	**862**	**931**	**(4)**	**(4)**	**(4)**	**(4)**	**(5)**

	NEW					PREVIOUS					DIFFERENCES				
	Mar-18	Jun-18	Sep-18	Dec-18	Mar-19	Mar-18	Jun-18	Sep-18	Dec-18	Mar-19	Mar-18	Jun-18	Sep-18	Dec-18	Mar-19
Balance sheet															
Loans and advances to customers	121,181	115,374	114,790	119,912	123,313	121,181	115,374	114,790	119,912	123,313	—	—	—	—	—
Cash, central banks and credit institutions	43,900	44,482	45,918	48,318	44,423	43,900	44,482	45,918	48,318	44,423	—	—	—	—	—
Debt instruments	49,048	44,008	39,869	45,225	45,992	49,048	44,008	39,869	45,225	45,992	—	—	—	—	—
Other financial assets	9,371	8,449	8,027	9,311	8,960	9,371	8,449	8,027	9,311	8,960	—	—	—	—	—
Other asset accounts	14,804	14,077	13,776	14,715	15,754	14,804	14,077	13,776	14,715	15,754	—	—	—	—	—
Total assets	**238,304**	**226,391**	**222,379**	**237,480**	**238,442**	**238,304**	**226,391**	**222,379**	**237,480**	**238,442**	**—**	**—**	**—**	**—**	**—**
Customer deposits	111,589	108,520	107,777	108,248	111,494	111,589	108,520	107,777	108,248	111,494	—	—	—	—	—
Central banks and credit institutions	35,056	38,134	33,546	38,584	38,807	35,051	38,126	33,534	38,568	38,802	4	8	12	17	5
Marketable debt securities	30,912	28,336	28,644	31,504	31,005	30,912	28,336	28,644	31,504	31,005	—	—	—	—	—
Other financial liabilities	29,008	23,262	23,981	28,570	25,908	29,008	23,262	23,981	28,570	25,908	—	—	—	—	—
Other liabilities accounts	9,190	7,700	7,899	8,699	8,908	9,190	7,700	7,899	8,699	8,908	—	—	—	—	—
Total liabilities	**215,756**	**205,951**	**201,847**	**215,605**	**216,121**	**215,752**	**205,943**	**201,835**	**215,588**	**216,117**	**4**	**8**	**12**	**17**	**5**
Total equity	**22,548**	**20,439**	**20,532**	**21,875**	**22,321**	**22,552**	**20,448**	**20,544**	**21,892**	**22,326**	**(4)**	**(8)**	**(12)**	**(17)**	**(5)**
Pro memoria:															
Gross loans and advances to customers **	126,854	120,755	120,094	125,830	129,036	126,860	120,755	120,094	125,830	129,036	(5)	—	—	—	—
Customer funds	163,651	156,749	153,633	158,968	164,027	163,651	156,749	153,633	158,968	164,027	—	—	—	—	—
Customer deposits ***	97,757	95,318	93,120	97,325	99,543	97,757	95,318	93,120	97,325	99,543	—	—	—	—	—
Mutual funds	65,894	61,431	60,513	61,643	64,484	65,894	61,431	60,513	61,643	64,484	—	—	—	—	—

(*).- Includes exchange differences.
(**).- Excluding reverse repos.
(***).- Excluding repos.

Santander

22

Brazil

EUR million

	NEW					PREVIOUS					DIFFERENCES				
	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19
Underlying income statement															
Net interest income	2,482	2,424	2,377	2,475	2,459	2,482	2,424	2,377	2,475	2,459	—	—	0	—	—
Net fee income	920	872	776	929	931	920	872	776	929	931	—	(0)	0	(0)	—
Gains (losses) on financial transactions *	50	33	32	21	58	50	33	32	21	58	—	(0)	0	(0)	—
Other operating income	(8)	(5)	(4)	(29)	(36)	(8)	(5)	(4)	(29)	(36)	0	(0)	(0)	(0)	—
Total income	**3,445**	**3,323**	**3,180**	**3,396**	**3,411**	**3,445**	**3,323**	**3,180**	**3,396**	**3,411**	**—**	**(0)**	**0**	**—**	**—**
Administrative expenses and amortisations	(1,169)	(1,100)	(1,036)	(1,196)	(1,125)	(1,165)	(1,095)	(1,031)	(1,191)	(1,119)	(5)	(5)	(5)	(5)	(5)
Net operating income	**2,276**	**2,224**	**2,145**	**2,201**	**2,286**	**2,280**	**2,228**	**2,149**	**2,205**	**2,292**	**(5)**	**(5)**	**(5)**	**(5)**	**(5)**
Net loan-loss provisions	(822)	(750)	(665)	(726)	(710)	(822)	(750)	(665)	(726)	(710)	—	—	—	—	—
Other gains (losses) and provisions	(154)	(170)	(174)	(198)	(167)	(154)	(170)	(174)	(198)	(167)	—	—	—	—	—
Profit before tax	**1,300**	**1,303**	**1,306**	**1,276**	**1,409**	**1,304**	**1,308**	**1,310**	**1,281**	**1,414**	**(5)**	**(5)**	**(5)**	**(5)**	**(5)**
Tax on profit	(542)	(577)	(611)	(528)	(592)	(544)	(578)	(612)	(529)	(594)	1	1	1	1	2
Profit from continuing operations	**758**	**726**	**695**	**749**	**816**	**761**	**730**	**698**	**752**	**820**	**(3)**	**(3)**	**(3)**	**(3)**	**(4)**
Net profit from discontinued operations	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Consolidated profit	**758**	**726**	**695**	**749**	**816**	**761**	**730**	**698**	**752**	**820**	**(3)**	**(3)**	**(3)**	**(3)**	**(4)**
Non-controlling interests	(84)	(83)	(79)	(89)	(96)	(84)	(83)	(79)	(89)	(96)	—	—	—	—	—
Underlying attributable profit to the parent	**674**	**643**	**615**	**659**	**721**	**677**	**647**	**619**	**663**	**724**	**(3)**	**(3)**	**(3)**	**(3)**	**(4)**

	NEW					PREVIOUS					DIFFERENCES				
	Mar-18	Jun-18	Sep-18	Dec-18	Mar-19	Mar-18	Jun-18	Sep-18	Dec-18	Mar-19	Mar-18	Jun-18	Sep-18	Dec-18	Mar-19
Balance sheet															
Loans and advances to customers	69,623	65,258	65,006	70,850	71,724	69,623	65,258	65,006	70,850	71,724	—	—	—	—	—
Cash, central banks and credit institutions	33,399	34,614	35,914	37,015	33,329	33,399	34,614	35,914	37,015	33,329	—	—	—	—	—
Debt instruments	42,820	38,191	35,015	40,718	41,047	42,820	38,191	35,015	40,718	41,047	—	—	—	—	—
Other financial assets	6,373	5,481	5,184	6,133	5,671	6,373	5,481	5,184	6,133	5,671	—	—	—	—	—
Other asset accounts	11,769	11,436	11,145	11,320	11,856	11,769	11,436	11,145	11,320	11,856	—	—	—	—	—
Total assets	**163,984**	**154,981**	**152,263**	**166,036**	**163,627**	**163,984**	**154,981**	**152,263**	**166,036**	**163,627**	**—**	**—**	**—**	**—**	**—**
Customer deposits	68,667	67,504	69,052	68,306	70,257	68,667	67,504	69,052	68,306	70,257	—	—	—	—	—
Central banks and credit institutions	27,753	30,644	24,902	29,771	29,669	27,750	30,637	24,892	29,758	29,666	3	6	9	13	4
Marketable debt securities	20,563	17,818	18,164	21,218	19,996	20,563	17,818	18,164	21,218	19,996	—	—	—	—	—
Other financial liabilities	24,333	18,510	19,525	24,241	21,278	24,333	18,510	19,525	24,241	21,278	—	—	—	—	—
Other liabilities accounts	7,392	6,323	6,323	7,237	7,231	7,392	6,323	6,323	7,237	7,231	—	—	—	—	—
Total liabilities	**148,708**	**140,798**	**137,965**	**150,773**	**148,432**	**148,705**	**140,792**	**137,956**	**150,760**	**148,428**	**3**	**6**	**9**	**13**	**4**
Total equity	**15,276**	**14,183**	**14,298**	**15,264**	**15,195**	**15,279**	**14,189**	**14,308**	**15,276**	**15,199**	**(3)**	**(6)**	**(9)**	**(13)**	**(4)**
Pro memoria:															
Gross loans and advances to customers **	74,071	69,475	69,190	75,282	76,336	74,071	69,475	69,190	75,282	76,336	—	—	—	—	—
Customer funds	110,178	106,121	106,612	110,243	113,769	110,178	106,121	106,612	110,243	113,769	—	—	—	—	—
Customer deposits ***	54,890	54,344	54,432	57,432	58,368	54,890	54,344	54,432	57,432	58,368	—	—	—	—	—
Mutual funds	55,288	51,777	52,181	52,811	55,400	55,288	51,777	52,181	52,811	55,400	—	—	—	—	—

(*).- Includes exchange differences.
(**).- Excluding reverse repos.
(***).- Excluding repos.

Santander

23

Chile

EURmillion

	NEW					PREVIOUS					DIFFERENCES				
	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19
Underlying income statement															
Net interest income	490	495	481	477	440	490	495	481	477	440	—	—	—	(0)	—
Net fee income	111	117	101	95	103	111	117	101	95	103	—	—	—	—	—
Gains (losses) on financial transactions *	30	28	45	46	54	30	28	45	46	54	—	—	—	—	—
Other operating income	10	2	4	3	2	10	2	4	3	2	—	0	(0)	(0)	—
Total income	**640**	**642**	**632**	**622**	**600**	**640**	**642**	**632**	**622**	**600**	—	—	—	—	—
Administrative expenses and amortisations	(259)	(273)	(257)	(259)	(255)	(258)	(272)	(257)	(258)	(255)	(1)	(1)	(1)	(1)	(1)
Net operating income	**381**	**369**	**374**	**363**	**344**	**382**	**370**	**375**	**364**	**345**	**(1)**	**(1)**	**(1)**	**(1)**	**(1)**
Net loan-loss provisions	(121)	(115)	(117)	(120)	(102)	(121)	(115)	(117)	(120)	(102)	—	—	—	—	—
Other gains (losses) and provisions	22	32	19	31	37	22	32	19	31	37	—	—	—	—	—
Profit before tax	**282**	**287**	**276**	**274**	**279**	**282**	**287**	**276**	**275**	**280**	**(1)**	**(1)**	**(1)**	**(1)**	**(1)**
Tax on profit	(59)	(56)	(56)	(48)	(60)	(60)	(56)	(56)	(49)	(60)	0	0	0	0	0
Profit from continuing operations	**222**	**231**	**220**	**226**	**219**	**223**	**232**	**221**	**226**	**220**	**(1)**	**(1)**	**(1)**	**(1)**	**(1)**
Net profit from discontinued operations	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Consolidated profit	**222**	**231**	**220**	**226**	**219**	**223**	**232**	**221**	**226**	**220**	**(1)**	**(1)**	**(1)**	**(1)**	**(1)**
Non-controlling interests	(72)	(74)	(68)	(73)	(71)	(72)	(74)	(68)	(73)	(71)	—	—	—	—	—
Underlying attributable profit to the parent	**150**	**157**	**152**	**153**	**148**	**151**	**158**	**153**	**153**	**149**	**(1)**	**(1)**	**(1)**	**(1)**	**(1)**

	NEW					PREVIOUS					DIFFERENCES				
	Mar-18	Jun-18	Sep-18	Dec-18	Mar-19	Mar-18	Jun-18	Sep-18	Dec-18	Mar-19	Mar-18	Jun-18	Sep-18	Dec-18	Mar-19
Balance sheet															
Loans and advances to customers	37,804	38,239	38,971	37,908	39,656	37,804	38,239	38,971	37,908	39,656	—	—	—	—	—
Cash, central banks and credit institutions	4,015	3,892	3,829	4,247	4,005	4,015	3,892	3,829	4,247	4,005	—	—	—	—	—
Debt instruments	4,253	4,191	3,761	3,106	3,781	4,253	4,191	3,761	3,106	3,781	—	—	—	—	—
Other financial assets	2,958	2,933	2,814	3,164	3,166	2,958	2,933	2,814	3,164	3,166	—	—	—	—	—
Other asset accounts	2,120	1,830	1,862	2,486	2,908	2,120	1,830	1,862	2,486	2,908	—	—	—	—	—
Total assets	**51,150**	**51,084**	**51,236**	**50,911**	**53,517**	**51,150**	**51,084**	**51,236**	**50,911**	**53,517**	**—**	**—**	**—**	**—**	**—**
Customer deposits	26,392	26,533	25,432	25,908	26,746	26,392	26,533	25,432	25,908	26,746	—	—	—	—	—
Central banks and credit institutions	4,758	5,242	6,186	5,869	5,982	4,757	5,241	6,184	5,867	5,981	1	1	2	2	1
Marketable debt securities	9,817	9,931	10,051	9,806	10,703	9,817	9,931	10,051	9,806	10,703	—	—	—	—	—
Other financial liabilities	3,747	3,896	3,757	3,535	3,730	3,747	3,896	3,757	3,535	3,730	—	—	—	—	—
Other liabilities accounts	1,324	901	1,058	919	1,059	1,324	901	1,058	919	1,059	—	—	—	—	—
Total liabilities	**46,038**	**46,503**	**46,483**	**46,037**	**48,220**	**46,038**	**46,502**	**46,481**	**46,035**	**48,220**	**1**	**1**	**2**	**2**	**1**
Total equity	**5,111**	**4,581**	**4,753**	**4,874**	**5,297**	**5,112**	**4,582**	**4,755**	**4,876**	**5,297**	**(1)**	**(1)**	**(2)**	**(2)**	**(1)**
Pro memoria:															
Gross loans and advances to customers **	38,995	39,396	40,123	39,019	40,795	38,995	39,396	40,123	39,019	40,795	—	—	—	—	—
Customer funds	33,885	34,126	32,479	33,279	34,166	33,885	34,126	32,479	33,279	34,166	—	—	—	—	—
Customer deposits ***	26,337	26,490	25,395	25,860	26,684	26,337	26,490	25,395	25,860	26,684	—	—	—	—	—
Mutual funds	7,548	7,636	7,084	7,419	7,482	7,548	7,636	7,084	7,419	7,482	—	—	—	—	—

(*).- Includes exchange differences.
(**).- Excluding reverse repos.
(***).- Excluding repos.

Santander

24

Rest of South America

EUR million

	NEW Q1'18	NEW Q2'18	NEW Q3'18	NEW Q4'18	NEW Q1'19	PREVIOUS Q1'18	PREVIOUS Q2'18	PREVIOUS Q3'18	PREVIOUS Q4'18	PREVIOUS Q1'19	DIFFERENCES Q1'18	DIFFERENCES Q2'18	DIFFERENCES Q3'18	DIFFERENCES Q4'18	DIFFERENCES Q1'19
Underlying income statement															
Net interest income	326	339	94	430	322	326	339	94	430	322	—	—	(0)	—	—
Net fee income	158	163	25	230	144	158	163	25	230	144	—	(0)	0	(0)	0
Gains (losses) on financial transactions *	44	71	28	70	48	44	71	28	70	48	—	—	(0)	—	—
Other operating income	(3)	3	(77)	(108)	(38)	(3)	3	(77)	(108)	(38)	(0)	(0)	0	—	—
Total income	**525**	**576**	**71**	**622**	**477**	**525**	**576**	**71**	**622**	**477**	**—**	**—**	**0**	**—**	**0**
Administrative expenses and amortisations	(288)	(273)	(60)	(389)	(265)	(288)	(272)	(59)	(389)	(264)	(1)	(1)	(1)	(1)	(1)
Net operating income	**237**	**304**	**11**	**233**	**212**	**237**	**304**	**11**	**233**	**212**	**(1)**	**(1)**	**(1)**	**(1)**	**(1)**
Net loan-loss provisions	(67)	(84)	(29)	(122)	(91)	(67)	(84)	(29)	(122)	(91)	—	—	0	(0)	—
Other gains (losses) and provisions	(20)	(43)	2	(9)	(24)	(20)	(43)	2	(9)	(24)	—	—	0	0	—
Profit before tax	**150**	**177**	**(16)**	**102**	**97**	**151**	**178**	**(15)**	**103**	**98**	**(1)**	**(1)**	**(1)**	**(1)**	**(1)**
Tax on profit	(53)	(51)	(4)	(56)	(39)	(53)	(51)	(5)	(56)	(40)	0	0	0	0	0
Profit from continuing operations	**97**	**126**	**(20)**	**46**	**57**	**98**	**127**	**(20)**	**46**	**58**	**(0)**	**(0)**	**(0)**	**(0)**	**(1)**
Net profit from discontinued operations	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Consolidated profit	**97**	**126**	**(20)**	**46**	**57**	**98**	**127**	**(20)**	**46**	**58**	**(0)**	**(0)**	**(0)**	**(0)**	**(1)**
Non-controlling interests	(1)	(1)	(0)	(0)	(1)	(1)	(1)	(0)	(0)	(1)	0	0	0	(0)	0
Underlying attributable profit to the parent	**96**	**126**	**(20)**	**45**	**57**	**97**	**126**	**(20)**	**46**	**58**	**(0)**	**(0)**	**(0)**	**(0)**	**(1)**

	NEW Mar-18	NEW Jun-18	NEW Sep-18	NEW Dec-18	NEW Mar-19	PREVIOUS Mar-18	PREVIOUS Jun-18	PREVIOUS Sep-18	PREVIOUS Dec-18	PREVIOUS Mar-19	DIFFERENCES Mar-18	DIFFERENCES Jun-18	DIFFERENCES Sep-18	DIFFERENCES Dec-18	DIFFERENCES Mar-19
Balance sheet															
Loans and advances to customers	13,754	11,877	10,813	11,153	11,932	13,754	11,877	10,813	11,153	11,932	0	(0)	—	(0)	0
Cash, central banks and credit institutions	6,486	5,977	6,176	7,056	7,089	6,486	5,977	6,176	7,056	7,089	0	—	(0)	0	—
Debt instruments	1,975	1,627	1,093	1,400	1,163	1,975	1,627	1,093	1,400	1,163	(0)	—	0	0	(0)
Other financial assets	40	34	29	14	123	40	34	29	14	123	(0)	0	0	(0)	0
Other asset accounts	916	811	769	908	991	916	811	769	908	991	0	0	—	(0)	0
Total assets	**23,170**	**20,325**	**18,879**	**20,533**	**21,298**	**23,170**	**20,325**	**18,879**	**20,533**	**21,298**	**0**	**—**	**0**	**(0)**	**—**
Customer deposits	16,530	14,483	13,293	14,033	14,491	16,530	14,483	13,293	14,033	14,491	(0)	(0)	—	0	0
Central banks and credit institutions	2,545	2,248	2,459	2,945	3,155	2,544	2,247	2,457	2,943	3,155	0	1	1	2	1
Marketable debt securities	532	587	429	479	306	532	587	429	479	306	0	(0)	—	(0)	(0)
Other financial liabilities	929	855	699	794	900	929	855	699	794	900	(0)	(0)	(0)	0	0
Other liabilities accounts	473	476	518	543	617	473	476	518	543	617	—	0	—	0	—
Total liabilities	**21,009**	**18,650**	**17,399**	**18,795**	**19,469**	**21,009**	**18,649**	**17,397**	**18,793**	**19,469**	**0**	**1**	**1**	**2**	**1**
Total equity	**2,161**	**1,676**	**1,481**	**1,738**	**1,829**	**2,161**	**1,677**	**1,482**	**1,740**	**1,830**	**(0)**	**(1)**	**(1)**	**(2)**	**(1)**
Pro memoria:															
Gross loans and advances to customers **	13,788	11,884	10,781	11,530	11,905	13,793	11,884	10,781	11,530	11,905	(5)	(0)	0	(0)	—
Customer funds	19,587	16,501	14,541	15,447	16,092	19,587	16,501	14,541	15,447	16,092	—	—	—	0	0
Customer deposits ***	16,530	14,483	13,293	14,033	14,491	16,530	14,483	13,293	14,033	14,491	—	—	—	—	—
Mutual funds	3,057	2,018	1,248	1,413	1,601	3,057	2,018	1,248	1,413	1,601	—	0	0	0	0

(*).- Includes exchange differences.
(**).- Excluding reverse repos.
(***).- Excluding repos.

Santander

25

SANTANDER GLOBAL PLATFORM

EUR million

	NEW					PREVIOUS					DIFFERENCES				
	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19
Underlying income statement															
Net interest income	18	20	20	20	22						18	20	20	20	22
Net fee income	1	1	1	4	2						1	1	1	4	2
Gains (losses) on financial transactions *	0	0	0	(0)	(1)						0	0	0	(0)	(1)
Other operating income	(4)	(3)	(3)	(2)	(4)						(4)	(3)	(3)	(2)	(4)
Total income	**16**	**18**	**19**	**21**	**19**						**16**	**18**	**19**	**21**	**19**
Administrative expenses and amortisations	(23)	(39)	(32)	(49)	(41)						(23)	(39)	(32)	(49)	(41)
Net operating income	**(7)**	**(21)**	**(13)**	**(28)**	**(22)**						**(7)**	**(21)**	**(13)**	**(28)**	**(22)**
Net loan-loss provisions	0	(0)	(0)	(0)	(0)						0	(0)	(0)	(0)	(0)
Other gains (losses) and provisions	(1)	(0)	(1)	(0)	(1)						(1)	(0)	(1)	(0)	(1)
Profit before tax	**(7)**	**(21)**	**(13)**	**(28)**	**(23)**						**(7)**	**(21)**	**(13)**	**(28)**	**(23)**
Tax on profit	(1)	7	4	7	12						(1)	7	4	7	12
Profit from continuing operations	**(9)**	**(14)**	**(10)**	**(22)**	**(11)**						**(9)**	**(14)**	**(10)**	**(22)**	**(11)**
Net profit from discontinued operations	—	—	—	—	—						—	—	—	—	—
Consolidated profit	**(9)**	**(14)**	**(10)**	**(22)**	**(11)**						**(9)**	**(14)**	**(10)**	**(22)**	**(11)**
Non-controlling interests	—	—	—	—	—						—	—	—	—	—
Underlying attributable profit to the parent	**(9)**	**(14)**	**(10)**	**(22)**	**(11)**						**(9)**	**(14)**	**(10)**	**(22)**	**(11)**

	NEW					PREVIOUS					DIFFERENCES				
	Mar-18	Jun-18	Sep-18	Dec-18	Mar-19	Mar-18	Jun-18	Sep-18	Dec-18	Mar-19	Mar-18	Jun-18	Sep-18	Dec-18	Mar-19
Balance sheet															
Loans and advances to customers	130	193	252	337	417						130	193	252	337	417
Cash, central banks and credit institutions	7,343	7,567	7,778	8,168	8,673						7,343	7,567	7,778	8,168	8,673
Debt instruments	—	—	—	—	—						—	—	—	—	—
Other financial assets	102	139	133	146	152						102	139	133	146	152
Other asset accounts	77	91	110	130	129						77	91	110	130	129
Total assets	**7,652**	**7,990**	**8,273**	**8,781**	**9,370**						**7,652**	**7,990**	**8,273**	**8,781**	**9,370**
Customer deposits	7,188	7,477	7,767	8,284	8,804						7,188	7,477	7,767	8,284	8,804
Central banks and credit institutions	74	83	66	111	75						74	83	66	111	75
Marketable debt securities	—	—	—	—	—						—	—	—	—	—
Other financial liabilities	26	45	33	38	41						26	45	33	38	41
Other liabilities accounts	49	131	131	59	60						49	131	131	59	60
Total liabilities	**7,337**	**7,736**	**7,997**	**8,492**	**8,980**						**7,337**	**7,736**	**7,997**	**8,492**	**8,980**
Total equity	**315**	**254**	**276**	**289**	**390**						**315**	**254**	**276**	**289**	**390**
Pro memoria:															
Gross loans and advances to customers **	132	196	255	340	420										
Customer funds	7,795	8,082	8,170	8,650	9,183										
Customer deposits ***	7,188	7,477	7,767	8,284	8,804										
Mutual funds	607	605	403	367	379										

(*).- Includes exchange differences.
(**).- Excluding reverse repos.
(***).- Excluding repos.

Santander

26

CORPORATE CENTRE

EUR million

	NEW					PREVIOUS					DIFFERENCES				
	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19
Underlying income statement															
Net interest income	(234)	(243)	(251)	(259)	(296)	(224)	(233)	(241)	(249)	(284)	(10)	(10)	(10)	(10)	(12)
Net fee income	(9)	(9)	(24)	(28)	(14)	(9)	(9)	(24)	(28)	(11)	(0)	(0)	(0)	(0)	(3)
Gains (losses) on financial transactions *	12	(8)	10	(4)	(79)	12	(8)	10	(4)	(79)	0	(0)	0	(0)	—
Other operating income	(5)	0	(1)	(6)	(11)	(6)	(1)	(2)	(14)	(10)	1	1	1	8	(1)
Total income	**(236)**	**(258)**	**(266)**	**(297)**	**(399)**	**(227)**	**(250)**	**(257)**	**(295)**	**(384)**	**(9)**	**(9)**	**(9)**	**(2)**	**(15)**
Administrative expenses and amortisations	(105)	(107)	(107)	(106)	(97)	(121)	(122)	(123)	(128)	(119)	16	16	16	22	22
Net operating income	**(341)**	**(365)**	**(373)**	**(403)**	**(497)**	**(348)**	**(372)**	**(380)**	**(423)**	**(503)**	**6**	**7**	**7**	**20**	**7**
Net loan-loss provisions	(37)	(30)	(28)	(21)	(8)	(37)	(30)	(28)	(21)	(9)	—	0	0	(0)	1
Other gains (losses) and provisions	(43)	(50)	(55)	47	(55)	(43)	(50)	(55)	47	(37)	—	0	0	(0)	(18)
Profit before tax	**(420)**	**(446)**	**(456)**	**(377)**	**(559)**	**(427)**	**(452)**	**(463)**	**(397)**	**(549)**	**6**	**7**	**7**	**20**	**(10)**
Tax on profit	5	(23)	6	26	33	6	(21)	7	29	36	(1)	(1)	(1)	(3)	(3)
Profit from continuing operations	**(416)**	**(468)**	**(450)**	**(351)**	**(526)**	**(421)**	**(474)**	**(456)**	**(368)**	**(513)**	**5**	**5**	**6**	**17**	**(13)**
Net profit from discontinued operations	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Consolidated profit	**(416)**	**(468)**	**(450)**	**(351)**	**(526)**	**(421)**	**(474)**	**(456)**	**(368)**	**(513)**	**5**	**5**	**6**	**17**	**(13)**
Non-controlling interests	0	(0)	0	(1)	10	(0)	(1)	0	(1)	(1)	0	1	0	0	10
Underlying attributable profit to the parent	**(415)**	**(469)**	**(450)**	**(352)**	**(517)**	**(421)**	**(475)**	**(456)**	**(369)**	**(514)**	**6**	**6**	**6**	**17**	**(3)**

	NEW					PREVIOUS					DIFFERENCES				
	Mar-18	Jun-18	Sep-18	Dec-18	Mar-19	Mar-18	Jun-18	Sep-18	Dec-18	Mar-19	Mar-18	Jun-18	Sep-18	Dec-18	Mar-19
Balance sheet															
Loans and advances to customers	6,186	7,012	8,627	6,509	6,138	6,186	7,012	6,863	6,508	6,114	1	0	1,764	1	25
Cash, central banks and credit institutions	33,637	39,060	37,010	39,840	26,755	7,395	7,470	11,259	6,141	20,571	26,242	31,589	25,752	33,699	6,184
Debt instruments	1,691	351	330	377	954	1,691	351	330	377	637	—	0	(0)	(0)	318
Other financial assets	2,321	2,240	2,185	2,113	2,207	2,321	2,240	2,185	2,113	2,207	—	0	0	(0)	0
Other asset accounts	121,803	120,821	117,833	121,775	132,551	124,409	123,421	120,710	124,494	133,735	(2,607)	(2,601)	(2,876)	(2,720)	(1,184)
Total assets	**165,638**	**169,484**	**165,986**	**170,614**	**168,605**	**142,002**	**140,494**	**141,346**	**139,634**	**163,263**	**23,636**	**28,989**	**24,639**	**30,980**	**5,342**
Customer deposits	214	231	216	235	163	214	231	215	234	163	0	0	0	0	0
Central banks and credit institutions	23,712	29,012	24,661	30,879	16,920	154	105	108	1	11,588	23,558	28,908	24,552	30,879	5,332
Marketable debt securities	39,223	40,421	42,948	41,783	43,441	39,223	40,421	42,948	41,783	43,441	—	—	—	0	—
Other financial liabilities	1,593	1,622	593	1,334	2,321	1,592	1,621	592	1,333	2,320	2	1	1	1	1
Other liabilities accounts	7,851	7,763	7,923	8,208	8,356	7,849	7,761	7,922	8,206	8,354	2	2	2	2	2
Total liabilities	**72,593**	**79,050**	**76,341**	**82,439**	**71,201**	**49,031**	**50,140**	**51,786**	**51,557**	**65,866**	**23,562**	**28,911**	**24,555**	**30,882**	**5,336**
Total equity	**93,045**	**90,433**	**89,645**	**88,175**	**97,404**	**92,971**	**90,355**	**89,561**	**88,077**	**97,398**	**74**	**78**	**84**	**98**	**6**
Pro memoria:															
Gross loans and advances to customers **	6,283	7,134	7,002	6,653	6,414	6,277	7,134	7,002	6,652	6,390	6	0	0	1	25
Customer funds	216	238	222	244	176	216	238	222	243	176	0	0	0	0	0
Customer deposits ***	214	231	216	237	163	214	231	215	237	163	0	0	0	0	0
Mutual funds	2	7	7	7	13	2	7	7	7	13	(0)	0	(0)	0	0

(*).- Includes exchange differences.
(**).- Excluding reverse repos.
(***).- Excluding repos.

Santander

27

28 ■ Secondary segments

RETAIL BANKING (Retail Banking vs Retail Banking + Real Estate Activity Spain)

EUR million

	NEW					PREVIOUS					DIFFERENCES				
	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19
Underlying income statement															
Net interest income	7,962	8,010	7,846	8,443	8,163	8,026	8,062	7,913	8,488	8,209	(65)	(52)	(67)	(45)	(46)
Net fee income	2,264	2,238	2,051	2,318	2,314	2,283	2,259	2,068	2,334	2,303	(20)	(21)	(17)	(17)	11
Gains (losses) on financial transactions *	135	168	224	229	94	129	134	219	238	102	6	34	5	(9)	(8)
Other operating income	155	97	148	(57)	76	228	191	209	40	157	(72)	(94)	(61)	(97)	(80)
Total income	**10,516**	**10,513**	**10,269**	**10,933**	**10,647**	**10,667**	**10,646**	**10,409**	**11,101**	**10,771**	**(151)**	**(132)**	**(140)**	**(167)**	**(124)**
Administrative expenses and amortisations	(4,891)	(4,837)	(4,498)	(5,011)	(4,830)	(4,934)	(4,905)	(4,534)	(5,076)	(4,886)	44	68	36	64	55
Net operating income	**5,625**	**5,677**	**5,771**	**5,922**	**5,817**	**5,733**	**5,740**	**5,875**	**6,025**	**5,885**	**(107)**	**(64)**	**(104)**	**(103)**	**(68)**
Net loan-loss provisions	(2,171)	(1,933)	(2,050)	(2,394)	(2,161)	(2,170)	(1,936)	(2,052)	(2,373)	(2,160)	(1)	3	2	(21)	(1)
Other gains (losses) and provisions	(372)	(396)	(411)	(612)	(392)	(371)	(394)	(404)	(611)	(411)	(1)	(2)	(7)	(1)	19
Profit before tax	**3,082**	**3,348**	**3,310**	**2,915**	**3,264**	**3,192**	**3,410**	**3,419**	**3,041**	**3,314**	**(109)**	**(63)**	**(109)**	**(126)**	**(51)**
Tax on profit	(989)	(1,101)	(1,144)	(911)	(1,093)	(1,017)	(1,107)	(1,164)	(937)	(1,089)	28	6	21	26	(4)
Profit from continuing operations	**2,093**	**2,247**	**2,166**	**2,004**	**2,171**	**2,175**	**2,304**	**2,254**	**2,104**	**2,225**	**(82)**	**(57)**	**(88)**	**(100)**	**(55)**
Net profit from discontinued operations	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Consolidated profit	**2,093**	**2,247**	**2,166**	**2,004**	**2,171**	**2,175**	**2,304**	**2,254**	**2,104**	**2,225**	**(82)**	**(57)**	**(88)**	**(100)**	**(55)**
Non-controlling interests	(306)	(357)	(318)	(291)	(367)	(308)	(360)	(321)	(296)	(362)	2	3	3	5	(6)
Underlying attributable profit to the parent	**1,787**	**1,890**	**1,848**	**1,713**	**1,803**	**1,867**	**1,944**	**1,933**	**1,808**	**1,864**	**(80)**	**(54)**	**(85)**	**(94)**	**(60)**

(*).- Includes exchange differences.

Santander

29

CORPORATE & INVESTMENT BANKING

EUR million

	NEW					PREVIOUS					DIFFERENCES				
	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19
Underlying income statement															
Net interest income	583	558	602	718	653	551	541	573	713	644	31	18	29	5	9
Net fee income	412	407	335	380	353	404	399	330	379	362	8	8	5	1	(9)
Gains (losses) on financial transactions *	328	173	236	161	230	342	219	263	179	233	(14)	(46)	(27)	(19)	(3)
Other operating income	33	67	13	71	57	35	58	29	72	57	(2)	9	(16)	(1)	—
Total income	**1,355**	**1,206**	**1,185**	**1,330**	**1,293**	**1,332**	**1,217**	**1,194**	**1,343**	**1,296**	**23**	**(11)**	**(9)**	**(13)**	**(3)**
Administrative expenses and amortisations	(524)	(514)	(510)	(553)	(560)	(527)	(503)	(524)	(551)	(560)	3	(11)	14	(2)	—
Net operating income	**831**	**692**	**675**	**777**	**733**	**805**	**715**	**670**	**792**	**736**	**26**	**(23)**	**5**	**(15)**	**(3)**
Net loan-loss provisions	(70)	(55)	(41)	(32)	(10)	(71)	(49)	(42)	(56)	(10)	0	(6)	1	24	—
Other gains (losses) and provisions	1	(38)	(19)	(41)	(21)	(2)	(39)	(24)	(43)	(21)	3	1	5	2	—
Profit before tax	**762**	**598**	**615**	**705**	**703**	**733**	**627**	**604**	**693**	**706**	**29**	**(28)**	**11**	**11**	**(3)**
Tax on profit	(231)	(191)	(192)	(218)	(208)	(212)	(192)	(183)	(205)	(209)	(19)	1	(9)	(13)	1
Profit from continuing operations	**531**	**407**	**424**	**486**	**495**	**521**	**434**	**421**	**488**	**497**	**10**	**(27)**	**2**	**(2)**	**(2)**
Net profit from discontinued operations	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Consolidated profit	**531**	**407**	**424**	**486**	**495**	**521**	**434**	**421**	**488**	**497**	**10**	**(27)**	**2**	**(2)**	**(2)**
Non-controlling interests	(37)	(43)	(36)	(40)	(41)	(38)	(44)	(37)	(41)	(41)	1	1	0	0	—
Underlying attributable profit to the parent	**494**	**364**	**387**	**446**	**454**	**483**	**390**	**384**	**447**	**457**	**11**	**(27)**	**3**	**(2)**	**(2)**

(*).- Includes exchange differences.

Santander

30

31 (*).- Includes exchange differences. WEALTH MANAGEMENT & INSURANCE EUR million NEW PREVIOUS DIFFERENCES Q1'18 Q2'18 Q3'18 Q4'18 Q1'19 Q1'18 Q2'18 Q3'18 Q4'18 Q1'19 Q1'18 Q2'18 Q3'18 Q4'18 Q1'19 Underlying income statement Net interest income 125 131 132 138 140 100 107 104 109 113 25 24 28 30 27 Net fee income 287 296 277 282 276 276 284 266 271 277 11 12 11 12 (1) Gains (losses) on financial transactions * 17 27 35 52 34 9 16 13 25 21 8 12 22 28 13 Other operating income 70 78 70 81 76 (7) (9) (9) (11) (8) 77 87 79 92 85 Total income 499 532 513 554 525 379 398 374 393 402 121 135 139 161 123 Administrative expenses and amortisations (221) (222) (215) (216) (230) (182) (188) (179) (181) (193) (39) (34) (35) (35) (36) Net operating income 279 310 299 338 296 197 210 194 212 209 82 101 104 126 87 Net loan-loss provisions (4) 4 (2) (8) 7 (5) (0) 1 (5) 7 1 4 (3) (3) (0) Other gains (losses) and provisions (2) (2) (2) 2 (3) (1) (4) (5) 2 (3) (1) 1 3 (0) (0) Profit before tax 273 312 294 332 300 191 206 190 209 213 81 106 104 123 87 Tax on profit (64) (71) (68) (81) (70) (57) (59) (54) (64) (64) (6) (13) (14) (17) (6) Profit from continuing operations 209 241 226 252 229 134 147 136 145 149 75 93 90 106 81 Net profit from discontinued operations — — — — — — — — — — — — — — — Consolidated profit 209 241 226 252 229 134 147 136 145 149 75 93 90 106 81 Non-controlling interests (12) (13) (12) (15) (12) (8) (9) (9) (9) (7) (4) (5) (4) (6) (5) Underlying attributable profit to the parent 197 227 214 237 218 126 139 128 136 142 71 88 86 101 76

32 (*).- Includes exchange differences. SANTANDER GLOBAL PLATFORM EUR million NEW PREVIOUS DIFFERENCES Q1'18 Q2'18 Q3'18 Q4'18 Q1'19 Q1'18 Q2'18 Q3'18 Q4'18 Q1'19 Q1'18 Q2'18 Q3'18 Q4'18 Q1'19 Underlying income statement Net interest income 18 20 20 20 22 18 20 20 20 22 Net fee income 1 1 1 4 2 1 1 1 4 2 Gains (losses) on financial transactions * 0 0 0 (0) (1) 0 0 0 (0) (1) Other operating income (4) (3) (3) (2) (4) (4) (3) (3) (2) (4) Total income 16 18 19 21 19 16 18 19 21 19 Administrative expenses and amortisations (23) (39) (32) (49) (41) (23) (39) (32) (49) (41) Net operating income (7) (21) (13) (28) (22) (7) (21) (13) (28) (22) Net loan-loss provisions 0 (0) (0) (0) (0) 0 (0) (0) (0) (0) Other gains (losses) and provisions (1) (0) (1) (0) (1) (1) (0) (1) (0) (1) Profit before tax (7) (21) (13) (28) (23) (7) (21) (13) (28) (23) Tax on profit (1) 7 4 7 12 (1) 7 4 7 12 Profit from continuing operations (9) (14) (10) (22) (11) (9) (14) (10) (22) (11) Net profit from discontinued operations — — — — — — — — — — Consolidated profit (9) (14) (10) (22) (11) (9) (14) (10) (22) (11) Non-controlling interests — — — — — — — — — — Underlying attributable profit to the parent (9) (14) (10) (22) (11) (9) (14) (10) (22) (11)

Thank You . Our purpose is to help people and businesses prosper. Our culture is based on believing that everything we do should be:

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: July 5, 2019	By:	/s/ José García Cantera
		Name:	José García Cantera
		Title:	Chief Financial Officer